   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             EXCEL INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                INDIANA                                35-1551685
        (STATE OF INCORPORATION)           (IRS EMPLOYER IDENTIFICATION NO.)
                              1120 N. MAIN STREET
                                 P.O. BOX 3118
                          ELKHART, INDIANA 46515-3118
                                 (219) 264-2131
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                JAMES J. LOHMAN,
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             EXCEL INDUSTRIES, INC.
                              1120 N. MAIN STREET
                                 P.O. BOX 3118
                          ELKHART, INDIANA 46515-3118
                                 (219) 264-2131
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPIES TO:
  PHILIP L. MCCOOL, ESQ.   JOHN M. RINTAMAKI, ESQ.       JON R. LIND, ESQ.
   SOMMER & BARNARD, PC       FORD MOTOR COMPANY      MCDERMOTT, WILL & EMERY
   4000 BANK ONE TOWER        THE AMERICAN ROAD,       227 WEST MONROE STREET
  INDIANAPOLIS, INDIANA   DEARBORN, MICHIGAN 48121-   CHICAGO, ILLINOIS 60606-
        46244-0363                   1899                       5906
      (317) 630-4000            (313) 322-3000             (312) 372-2000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                   PROPOSED       PROPOSED
                                      AMOUNT       MAXIMUM        MAXIMUM      AMOUNT OR
     TITLE OF EACH CLASS OF           TO BE     OFFERING PRICE   AGGREGATE    REGISTRATION
   SECURITIES TO BE REGISTERED      REGISTERED    PER SHARE    OFFERING PRICE     FEE
- ------------------------------------------------------------------------------------------
Common Shares, No par value......  2,937,128(1)  $18.1875(2)   $53,419,015(2)  $18,420.35
- ------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Includes 380,000 shares issuable upon exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of the Common Shares reported on the American Stock Exchange on February 15, 1994.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
SUBJECT TO COMPLETION
Dated February 18, 1994
                                                                            LOGO

                                2,557,128 SHARES

                             EXCEL INDUSTRIES, INC.

                                 COMMON SHARES

                                  -----------

The Common Shares offered hereby are being offered by Ford Motor Company and Ford Motor Company Fund. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Shares by the Selling Shareholders.

                                  -----------

The Common  Shares are listed on  the American Stock Exchange under  the symbol
 EXC. On February 17, 1994, the last reported sale price for the Common Shares on the American Stock Exchange was $18.25 per share. See "Dividends and Price Range of Common Shares."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        UNDERWRITING     PROCEEDS TO
            PRICE TO    DISCOUNTS AND      SELLING
             PUBLIC    COMMISSIONS (1) SHAREHOLDERS (2)
- -------------------------------------------------------
PER SHARE    $              $               $
TOTAL (3)  $             $               $
- -------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and Ford Motor Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deduction of expenses payable by the Selling Shareholders estimated at $250,000.

(3) The Company has granted the several Underwriters a 30-day option to purchase up to an additional 380,000 Common Shares to cover over-allotments, if any. The Company will receive the net proceeds from the sale of such Common Shares if they are sold. If all such shares are purchased, total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Selling Shareholders and Proceeds to Company will be $          ,
    $          , $          and $          , respectively.

                                  -----------

  The Common Shares are being offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that the delivery of the shares will be made in New York, New York on
or about        , 1994.

                                  -----------

DEAN WITTER REYNOLDS INC.

                              GOLDMAN, SACHS & CO.

                                                     J.P. MORGAN SECURITIES INC.

       , 1994

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                               ----------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    3
The Company........................    5
Background of Offering.............    5
Use of Proceeds....................    6
Capitalization.....................    7
Dividends and Price Range of Common
 Shares............................    8
Selected Consolidated Financial
 Information.......................    9
Management's Discussion and
 Analysis of Results of Operations
 and Financial Condition...........   10

                                                                       PAGE
                                                                       ----
Business..............................................................  13
Principal and Selling Shareholders....................................  19
Description of Capital Shares.........................................  21
Underwriting..........................................................  23
Legal Matters.........................................................  24
Experts...............................................................  24
Available Information.................................................  24
Index to Consolidated Financial Statements............................ F-1

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1993, respectively, Amendment No. 1 to Form 10-Q for each such quarter and its Current Report on Form 8-K dated February 18, 1994 have been filed by the Company with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") and are incorporated herein by reference. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents were filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Secretary, Excel Industries, Inc., 1120 North Main Street, P.O. Box 3118, Elkhart, Indiana 46515-3118, telephone number
(219) 264-2131.

MODULAR AUTOMOTIVE WINDOWS
The Company designs, engineers and manufactures plastic framed modular windows using PVC injection molding and reaction injection molding. These products are supplied for use on a wide variety of models including Ford's Taurus/Sable, Explorer and Escort vehicles, Mazda's MX6, Chrysler's New Yorker and LHS and certain other vehicles.

CONVENTIONAL AUTO AND HEAVY TRUCK WINDOWS
The Company also produces windows framed with steel, aluminum and rubber. Including fixed, push out, sliding and ventilator products for light vehicles, these parts are made for Ford, General Motors, Chrysler and Nissan. Customers for heavy truck ventilators include Peterbilt, Kenworth, Freightliner, Navistar, Mack and Volvo GM Heavy Truck Corp.

WINDOW REGULATOR SYSTEMS
The Company is a major supplier of manual and electrical window regulators, which control the raising and lowering of movable windows. These mechanisms are offered in a wide variety of designs for front and rear side windows and tailgate windows.

MASS TRANSIT WINDOWS
The Company is the leading source of window assemblies for intra and intercity buses in the United States and Canada, providing a wide range of sliding, transom and fixed sash designs. These windows must meet special DOT standards for safety and are also designed to ease passenger use and to minimize maintenance under long, hard service.

RECREATIONAL VEHICLE WINDOWS
The Company makes single-slide, center-slide, T-slide, louvered and stationary windows for recreational vehicles built by Fleetwood, Winnebago, Holiday Rambler and others. Framed with extruded aluminum, these windows have independent sliding screens, removable storm windows and special safety features.

RV AND MILITARY DOOR SYSTEMS
Besides windows, the Company makes doors for recreational vehicles that are ruggedly constructed yet provide an automotive look and feel. The Company also manufactures the ballistic doors for the Hummer tactical military vehicle made by AM General.

INJECTION MOLDED THERMOPLASTIC PARTS
The Company's Nyloncraft division molds a wide assortment of thermoplastic parts for automotive, truck, marine and power tool manufacturers. Made from nylons, polyesters and other engineered plastics, these parts include door handles and latches, carburetor bodies, heating/air conditioning components, decorative engine covers and many other products.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is the leading independent designer, manufacturer and supplier of window systems to the combined automobile, light truck and van, bus, heavy truck and recreational vehicle markets in North America. The Company's window systems include various types of automotive windshields; rear, vent, quarter, push out and sliding windows; and window regulator systems, latches, door frames and related components. The Company also manufactures door systems for military and recreational vehicles and injection molded thermoplastic products and other products primarily for sale to the automotive industry. The Company's products are sold to major North American transportation original equipment manufacturers ("OEMs"), including Ford, Chrysler, General Motors, AutoAlliance International, Inc. ("AAI") (a joint venture between Ford and Mazda), Mitsubishi, Nissan, Fleetwood, Winnebago, Navistar, Paccar (Peterbilt and Kenworth trucks) and the manufacturers of virtually all of the intra and intercity buses in the United States and Canada.

  The Company's strategy is to continually strive for world class status as a manufacturer by producing high quality products at competitive prices; focusing on technically innovative, value-added products; providing comprehensive product design and engineering services to OEMs, especially in the early stages of their product planning processes; ensuring reliable, timely delivery of its products; and pursuing strategic alliances and acquisitions, as appropriate. The Company has received quality awards from Ford, Chrysler, Nissan and other OEMs at its key manufacturing plants and has become a long-term preferred supplier to several key customers. The Company believes that its cost competitiveness, quality excellence and design and engineering capabilities obtained in the automotive supply markets enable it to compete effectively in non-automotive markets as well.

  The Company has achieved significant growth by capitalizing on trends in the automotive industry, including single sourcing and consolidation of suppliers, which favor technically innovative, high quality, reliable suppliers. The Company pioneered the development and use of modular, plastic framed windows employing reaction injection molding ("RIM") which have provided OEMs with light, aerodynamically designed and easy-to-install modules. The Company believes it currently produces and sells more RIM windows than any other North American manufacturer. Through new product development and strategic acquisitions, the Company's net sales have grown from $92.2 million in 1985 to $515.7 million in 1993, resulting in a compound annual growth rate of 24% over such period.

  Net sales to Ford, Chrysler and General Motors in 1993 represented approximately 72%, 11% and 4%, respectively, of the Company's net sales for the year.

                                  THE OFFERING

Common Shares Offered by the Sell-   2,557,128 shares
 ing Shareholders..................
Common Shares to be Outstanding af-  10,577,936 (1)(2)
 ter the Offering..................
American Stock Exchange Symbol.....  EXC
Use of Proceeds....................  The Company will not receive any proceeds of the sale of Common Shares by the Selling
                                     Shareholders. If the Underwriters' over-
                                     allotment option is exercised, the Company
                                     will use the proceeds from such exercise
                                     for general corporate purposes. See "Use of
                                     Proceeds."

- --------
(1) Does not include 19,250 Common Shares issuable upon exercise of outstanding options or 2,270,319 Common Shares (assuming the Underwriters' over-allotment option is not exercised) issuable upon conversion of certain convertible subordinated notes. See "Capitalization" and Notes 7 and 12 to the Company's Consolidated Financial Statements.
(2) Assumes no exercise of the Underwriters' over-allotment option to purchase 380,000 Common Shares.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

INCOME STATEMENT DATA:

                                            YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
                                    1989     1990     1991     1992      1993
                                  -------- -------- -------- --------  --------
  Net sales...................... $277,114 $281,369 $352,268 $426,873  $515,681
  Gross profit...................   41,100   36,342   31,210   43,615    51,738
  Selling, administrative and
   engineering expenses..........   22,819   23,336   25,205   28,262    30,054
  Restructuring charge (1).......      --       --       --     4,500       --
  Income before income taxes and
   cumulative effect of changes
   in accounting.................   13,100    8,768      273    6,011    20,225
  Income before cumulative effect
   of changes in accounting......    7,622    5,208      151    3,577    12,440
  Cumulative effect of adoption
   of SFAS 106 and 109...........      --       --       --     3,195       --
  Net income.....................    7,622    5,208      151      382    12,440
  Net income (loss) per share:
    Before cumulative effect of
     changes in accounting:
      Primary....................     1.18      .80      .02      .47      1.23
      Fully diluted..............     1.18      .80      .02      .47      1.15
    Cumulative effect of adoption
     of SFAS 106 and 109:
      Primary....................      --       --       --      (.42)      --
      Fully diluted..............      --       --       --      (.42)      --
    Net income:
      Primary....................     1.18      .80      .02      .05      1.23
      Fully diluted..............     1.18      .80      .02      .05      1.15
  Cash dividends per share.......      .40      .40      .24      .24       .30
  Average shares outstanding.....    6,439    6,459    6,488    7,553    10,122

BALANCE SHEET DATA:

                                                                    DECEMBER 31,
                                                                        1993
                                                                    ------------
  Working capital..................................................   $ 94,761
  Total assets.....................................................    229,316
  Short-term debt (includes current portion of long-term debt).....      1,553
  Long-term debt (less current portion)............................     35,094
  Shareholders' equity.............................................    106,436
  Book value per share.............................................      10.07
  Long-term debt to total capitalization (2).......................         25%

- --------
(1) In 1992, the Company provided a reserve of $4,500 for restructuring costs. The charge was equivalent to $2,900, or 34 cents per share, after taxes. This charge represented estimated costs to downsize its Aurora, Ontario, Canada plant and relocate production of certain light truck and van windows to other manufacturing plants of the Company. See Note 4 to the Company's Consolidated Financial Statements.
(2) Total capitalization consists of long-term debt (less current portion) and shareholders' equity.

                                  THE COMPANY

  The Company is the leading independent designer, manufacturer and supplier of window systems to the combined automobile, light truck and van, bus, heavy truck and recreational vehicle markets in North America. The Company's window systems include various types of automotive windshields; rear, vent, quarter, push out and sliding windows; and window regulator systems, latches, door frames and related components. The Company also manufactures door systems for military and recreational vehicles and injection molded thermoplastic products and other products primarily for sale to the automotive industry. The Company's products are sold to major North American transportation OEMs, including Ford, Chrysler, General Motors, AAI, Mitsubishi, Nissan, Fleetwood, Winnebago, Navistar, Paccar (Peterbilt and Kenworth trucks) and the manufacturers of virtually all of the intra and intercity buses in the United States and Canada.

  The Company's strategy is to continually strive for world class status as a manufacturer by producing high quality products at competitive prices; focusing on technically innovative, value-added products; providing comprehensive product design and engineering services to OEMs, especially in the early stages of their product planning processes; ensuring reliable, timely delivery of its products; and pursuing strategic alliances and acquisitions, as appropriate. The Company has received quality awards from Ford, Chrysler, Nissan and other OEMs at its key manufacturing plants and has become a long-term preferred supplier to several key customers. The Company believes that its cost competitiveness, quality excellence and design and engineering capabilities obtained in the automotive supply markets enable it to compete effectively in non-automotive markets as well.

  The Company has achieved significant growth by capitalizing on trends in the automotive industry, including single sourcing and consolidation of suppliers, which favor technically innovative, high quality, reliable suppliers. The Company pioneered the development and use of RIM windows which have provided OEMs with light, aerodynamically designed and easy-to-install modules. RIM windows were first introduced by the Company in 1985 and accounted for $179 million of the Company's net sales in 1993. The Company believes it currently produces and sells more RIM windows than any other North American manufacturer. Through new product development and strategic acquisitions, the Company's net sales have grown from $92.2 million in 1985 to $515.7 million in 1993, resulting in a compound annual growth rate of 24% over such period. In 1993, the average dollar content of the Company's products per car and light truck built in North America was approximately $35, nine times higher than in 1985.

  Net sales to Ford, Chrysler and General Motors in 1993 represented approximately 72%, 11% and 4%, respectively, of the Company's net sales for the year.

  The Company was incorporated under the laws of the State of Indiana in 1935 as the successor to a Delaware corporation formed in 1928. The principal executive offices of the Company are located at 1120 North Main Street, Elkhart, Indiana, telephone (219) 264-2131. All references to the "Company" herein refer to Excel Industries, Inc. and its subsidiaries unless otherwise indicated by the context.

                             BACKGROUND OF OFFERING

  In 1986, Ford Motor Company ("Ford") purchased approximately 40% (subsequently diluted to approximately 24% as a result of the Company's public offerings of Common Shares in 1992 and 1993) of the Common Shares of the Company (the "Ford Shares"), paid the Company $19.3 million in cash, sold its modular window manufacturing subsidiary to the Company and entered into a purchase and supply agreement (the "Supply Agreement") with the Company. Pursuant to the Supply Agreement, Ford agreed to purchase from the Company at least 70% of the requirements by dollar volume of Ford and Ford Motor Company of Canada, Limited ("Ford Canada") for modular framed glass parts using RIM and polyvinyl chloride ("PVC") technology starting with the 1990 model year and extending through the 1994 model year (the agreement was subsequently extended through the 1998 model year after which it is currently scheduled to expire). See "Business--Business Strategy--Strategic Alliances." The combined transaction provided Ford with access to the new technologies used in the Company's products and, in turn, provided the Company with a reliable market for its automotive framed glass products and a growth opportunity for the RIM modular window technology which the Company had developed.

  Ford's equity relationship with the Company was governed by the terms and provisions of the Stock Purchase Agreement between Ford and the Company dated August 19, 1986 (the "Ford Stock Purchase Agreement") and a Shareholders Agreement among Ford, the Company and certain officers and directors of the Company dated October 7, 1986 (the "Shareholders Agreement"), both of which will terminate (except for certain indemnification provisions in the Ford Stock Purchase Agreement) effective as of the closing of the sale of the Common Shares offered hereby. The Supply Agreement is independent of the other two agreements and will continue in effect until it expires in accordance with its terms.

  Under the Ford Stock Purchase Agreement and the Shareholders Agreement: (i) Ford was granted certain rights to purchase additional Common Shares from the Company in the event of a new issuance of Common Shares by the Company or in the event a third party acquired an amount of outstanding Common Shares greater than the amount owned by Ford; (ii) Ford was granted certain registration rights with respect to the Ford Shares; (iii) the parties to the Shareholders Agreement agreed to vote their Common Shares for the slate of directors proposed by the Board of Directors of the Company so long as at least two of the nominees were proposed by Ford and for approval of certain major corporate transactions, such as a merger, provided the Board of Directors had previously approved the transaction; (iv) the By-Laws of the Company were amended to contain supermajority voting requirements for the approval of certain major corporate transactions; and (v) Ford was prohibited, with certain exceptions, from owning in excess of 40.16% of the Common Shares issued and outstanding. The two Ford designees presently serving as directors of the Company in accordance with the foregoing provisions will resign effective as of the closing of the sale of the Common Shares offered hereby.

  On January 11, 1994, Ford donated 1,047,201 of the Ford Shares to the Ford Motor Company Fund, a charitable organization incorporated under the laws of the state of Michigan as a nonprofit corporation (the "Ford Fund"). In connection therewith, Ford assigned certain of its rights under the Ford Stock Purchase Agreement and the Shareholders Agreement with respect to the donated shares to the Ford Fund, and the Ford Fund assumed certain of Ford's obligations under such agreements with respect to the donated shares. On January 13, 1994, Ford and the Ford Fund determined to sell the Ford Shares and notified the Company of the exercise of their registration rights with regard thereto. The Company has been advised by Ford that its disposition of the Ford Shares constitutes no more than a redeployment of Ford's resources. Neither the Company nor Ford believes that the sale of the Ford Shares will affect their customer-supplier relationship.

                                USE OF PROCEEDS

  The Company will not receive any proceeds of the Offering if the over-allotment option granted to the Underwriters is not exercised. If the over-allotment option is exercised in full at an assumed public offering price equal to the last reported sale price of the Common Shares on the American Stock Exchange on February 17, 1994, the net proceeds to the Company are estimated to be $6,573,000. The Company intends to use such net proceeds for general corporate purposes.

                                 CAPITALIZATION

  The following table sets forth the short-term indebtedness and capitalization of the Company at December 31, 1993. The Company will not receive any proceeds from the sale of the Common Shares offered hereby unless the Underwriter's over-allotment option is exercised.

                                                                DECEMBER 31,
                                                                    1993
                                                                ------------
                                                                  (AMOUNTS IN
                                                                   THOUSANDS)
Short-term debt:
  Line of credit...............................................   $    --
  Current portion of long-term debt............................      1,553
                                                                  --------
      Total short-term debt....................................   $  1,553
                                                                  ========
Long-term debt:
  10% Convertible Subordinated Notes (1).......................   $ 30,000
  Industrial revenue bonds.....................................      4,119
  Capital lease obligations....................................        975
                                                                  --------
      Total long-term debt (less current portion)..............     35,094
Shareholders' equity:
  Preferred shares--no par value:
    1,000,000 shares authorized, none issued...................        --
  Common shares--no par value:
    20,000,000 shares authorized, 10,574,550 issued............     87,537
  Retained earnings............................................     19,615
  Unrecognized pension actuarial losses, net of tax............       (716)
                                                                  --------
      Total shareholders' equity...............................    106,436
                                                                  --------
      Total capitalization (2).................................   $141,530
                                                                  ========

- --------
(1) In January 1990, the Company issued and sold $30 million of 10% Convertible Subordinated Notes due December 1, 2000 (the "Convertible Notes"). The principal balance of the Convertible Notes may be converted, at the option of the holders, into 2,270,319 Common Shares at a price of $13.214 per share.
(2) Total capitalization consists of long-term debt (less current portion) and shareholders' equity.

                   DIVIDENDS AND PRICE RANGE OF COMMON SHARES

  The Common Shares are traded on the American Stock Exchange under the symbol EXC. The following table sets forth for the fiscal periods indicated the high and low sale prices of the Common Shares, as reported by the American Stock Exchange, and dividends declared per share.

                                                        SHARE PRICES   DIVIDENDS
                                                       --------------- DECLARED
                                                        HIGH     LOW   PER SHARE
                                                       ------- ------- ---------
     Fiscal Year Ended December 31, 1992:
       1st Quarter.................................... $12.875 $ 7.250   $.06
       2nd Quarter....................................  12.875  10.750    .06
       3rd Quarter....................................  14.750  12.125    .06
       4th Quarter....................................  17.750  10.750    .06
     Fiscal Year Ended December 31, 1993:
       1st Quarter....................................  18.250  13.875    .06
       2nd Quarter....................................  19.625  15.500    .08
       3rd Quarter....................................  21.000  16.375    .08
       4th Quarter....................................  19.875  15.750    .08
     Fiscal Year Ended December 31, 1994:
       1st Quarter (through February 17, 1994)........  19.250  16.250    .08

  On February 17, 1994, the last reported sale price for Common Shares on the American Stock Exchange was $18.25 per share. As of February 15, 1994, there were 502 holders of record of the Common Shares.

  The Company has paid cash dividends every quarter since becoming a public company in April 1984. The Company intends to continue to pay quarterly cash dividends on its Common Shares, but the payment of dividends and the amount and timing of such dividends will depend upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by the Company's Board of Directors.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table presents selected consolidated financial data of the Company as of and for the five fiscal years ended December 31, 1993. The selected consolidated financial data have been derived from audited consolidated financial statements of the Company. Such selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere herein. The comparability of the results for the periods presented is significantly affected by certain events, as described in "Management's Discussion and Analysis of Results of Operations and Financial Condition-- General."

INCOME STATEMENT DATA:
                                        YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                1989      1990      1991      1992      1993
                              --------  --------  --------  --------  --------
  Net sales.................. $277,114  $281,369  $352,268  $426,873  $515,681
  Cost of goods sold.........  236,014   245,027   321,058   383,258   463,943
  Gross profit...............   41,100    36,342    31,210    43,615    51,738
  Selling, administrative and
   engineering expenses......   22,819    23,336    25,205    28,262    30,054
  Restructuring charge (1)...      --        --        --      4,500       --
  Other income (expense),
   net.......................      289     1,208      (216)      713     2,015
  Interest expense...........    5,470     5,446     5,516     5,555     3,474
  Income before income taxes
   and cumulative effect of
   changes in accounting.....   13,100     8,768       273     6,011    20,225
  Income tax provision.......    5,478     3,560       122     2,434     7,785
  Income before cumulative
   effect of changes in
   accounting................    7,622     5,208       151     3,577    12,440
  Cumulative effect of adop-
   tion of SFAS 106 and 109..      --        --        --      3,195       --
  Net income.................    7,622     5,208       151       382    12,440
  Net income (loss) per
   share:
    Before cumulative effect
     of changes in
     accounting:
      Primary................     1.18       .80       .02       .47      1.23
      Fully diluted..........     1.18       .80       .02       .47      1.15
    Cumulative effect of
     adoption of SFAS 106 and
     109:
      Primary................      --        --        --       (.42)      --
      Fully diluted..........      --        --        --       (.42)
    Net income:
      Primary................     1.18       .80       .02       .05      1.23
      Fully diluted..........     1.18       .80       .02       .05      1.15
  Cash dividends per share...      .40       .40       .24       .24       .30
  Average shares outstanding.    6,439     6,459     6,488     7,553    10,122
BALANCE SHEET DATA:
                                              DECEMBER 31,
                              ------------------------------------------------
                                1989      1990      1991      1992      1993
                              --------  --------  --------  --------  --------
  Working capital............ $ 43,753  $ 44,203  $ 42,517  $ 60,331    94,761
  Property, plant and equip-
   ment......................   40,886    50,305    48,445    42,064    49,746
  Total assets...............  125,885   155,724   150,645   182,096   229,316
  Short-term debt (includes
   current portion of
   long-term debt)...........    3,607     4,247     4,025     1,561     1,553
  Long-term debt (less cur-
   rent portion).............   41,196    50,728    46,743    34,592    35,094
  Shareholders' equity.......   46,552    49,326    48,181    67,030   106,436
  Book value per share.......     7.22      7.63      7.41      7.83     10.07
  Long-term debt to total
   capitalization............       47%       51%       49%       34%       25%

- --------
(1) In 1992, the Company provided a reserve of $4,500 for restructuring costs. See Note 4 to the Company's Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  The Company was founded in 1928 and became a public company in April 1984. Since 1984, the Company has expanded sales internally and through several strategic acquisitions designed to complement the Company's businesses. In January 1986, the Company acquired Irvin Industries Inc.'s wing ventilator window business operated in Jacksonville, Florida. Later in 1986, the Company consummated a private placement of Common Shares to Ford in exchange for cash, a long-term supply contract and a Ford subsidiary engaged in the manufacture and sale of modular window systems. See "Background of Offering." In 1988, the Company acquired Nyloncraft, Inc. which manufactures injection molded thermoplastic products primarily for the automotive industry. In 1990, the Company acquired the window regulator business operated by Hoover Universal, Inc., a subsidiary of Johnson Controls, Inc., which the Company now operates under the name "Excel Systems." The comparability of the Company's results on a period-to-period basis is significantly affected by such acquisitions.

RESULTS OF OPERATIONS

 1993 Compared to 1992

  Sales for the year ended December 31, 1993 totaled a record $515.7 million, an increase of $88.8 million, or 21%, over the preceding year. This increase in sales resulted from generally more favorable economic conditions in North America as total light vehicle production increased 12% and light vehicle production of Ford in North America increased 15%. Specifically, sales of new programs, including Ford/Nissan mini-vans, Ford F-Series and Ranger trucks, Chrysler LH sedans and Dodge trucks, helped account for improved sales volume.

  Gross profit totaled $51.7 million, or 10.0% of sales, as compared with $43.6 million, or 10.2% of sales, for the prior year. Gross profit in dollars improved with the improved level of sales. Gross profit as a percent of sales declined due to a change in product mix and start-up costs related to new programs.

  Selling, administrative and engineering expenses totaled $30.1 million for 1993, an increase of 6%, or $1.8 million, from 1992. The increase reflected, among other items, an increase in engineering personnel costs, amounts for outside consultants and an increase in the provision for incentive compensation. As a percent of sales, selling, administrative and engineering expenses declined to 5.8% in 1993 as compared to 6.6% in 1992.

  Interest costs of $3.5 million for 1993 compared to the $5.6 million incurred in 1992. The decline in interest expense reflected the reduction in interest and the prepayment penalty incurred in 1992 related to the Senior Notes which were retired in 1992.

  Other income in 1993 totaled $2.0 million, an increase of $1.3 million from 1992. Other income in 1993 included $1.9 million of interest income arising from the investment of proceeds of the Company's Common Share offerings in March 1993 and June 1992.

  The income tax provision was 38.5% of pre-tax income in 1993, down from 40.5% in the preceding year. The 1993 percentage reflected the impact of certain tax credits and lower effective state tax rates.

  In 1992, the Company provided a reserve of $4.5 million for restructuring costs. This charge represented estimated costs to downsize its Aurora, Ontario, Canada plant and relocate production of certain light truck and van windows to other manufacturing plants of the Company. During 1993, a total of $1.0 million in costs were incurred to relocate a portion of the production. The remaining production is expected to be relocated during 1994. The remaining reserve will be used to cover the cost of severance, the relocation of production and equipment writedowns expected in the future.

 1992 Compared to 1991

  Sales for the year ended December 31, 1992 totaled $426.9 million, an increase of $74.6 million, or 21%, over the preceding year. This increase in sales resulted from generally more favorable economic conditions in North America as total light vehicle production increased 9% and light vehicle production of Ford in North America increased 16%. Specifically, sales of new programs, including Ford/Nissan mini-van and Ford Econoline full-size van, and increased production of Ford Taurus/Sable sedans helped account for improved sales volume.

  Gross profit totaled $43.6 million, or 10.2% of sales, as compared with $31.2 million, or 8.9% of sales, for the prior year. The improved level of profitability, both in dollars and as a percent of sales, resulted from higher sales, better utilization of facilities and continued implementation of cost reduction programs.

  Selling, administrative and engineering expenses totaled $28.3 million for 1992, an increase of 12%, or $3.1 million, from 1991. The increase reflected, among other items, a provision for incentive compensation of $1.4 million. As a percent of sales, selling, administrative and engineering expenses declined to 6.6% in 1992 as compared to 7.2% in 1991.

  Interest costs of $5.6 million for 1992 were comparable to the $5.5 million incurred in 1991. The Company completed a public offering of Common Shares in June 1992, raising nearly $21 million, a portion of which was used for the prepayment of its 11.25% Guaranteed Senior Notes. Prepayment of the notes required a premium of $1.3 million, which premium was charged to interest expense and offset, in part, reductions in interest resulting from the decline in the overall levels of borrowings.

  Other income increased $0.9 million in 1992 due to income on short-term cash investments resulting, in part, from proceeds of the Company's Common Share offering in June 1992.

  In the fourth quarter of 1992, a reserve of $4.5 million was recorded for restructuring costs. This charge represents estimated costs to downsize the Company's Ontario, Canada facility and relocate production of certain light and heavy truck windows to other manufacturing plants of the Company.

  The income tax provision was 40.5% of pre-tax income in 1992, down from 44.7% in the preceding year. The 1991 percentage was unusually high due to losses for which no tax benefit was available.

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1992. This standard requires the recognition of future tax benefits attributable to temporary differences between the financial reporting basis and tax basis of assets and liabilities to the extent that realization of such benefits is more likely than not.

  The Company has recognized the future tax benefits of postretirement benefit obligations, the restructuring reserve and other recorded obligations and tax loss carryforwards since management has determined, based on the Company's history of prior operating earnings and future expectations, that operating income of the Company will more than likely be sufficient to fully offset these expenses when deductible for tax purposes.

  In 1992, the Company recorded $3.2 million as the cumulative effect of the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109. The Company previously accounted for its postretirement benefit costs other than pensions on a pay-as-you-go basis. The ongoing annual costs resulting from the adoption of SFAS No. 106 will approximate $1.3 million.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital totaled $94.8 million as of December 31, 1993, and the current ratio was 2.40 to 1. Cash and marketable securities totaled $46.6 million as of December 31, 1993.

  In 1993, cash flow from operations totaled $10.2 million, and a public offering of Common Shares in March 1993 raised an additional $30.3 million. Cash expenditures for capital equipment amounted to $18.1 million, and dividends totaled $3.2 million. In addition, payments of long-term debt totaled $2.0 million. Overall, cash and marketable securities increased $19.0 million in 1993.

  Long-term debt totaled $35.1 million as of December 31, 1993, or 25% of total capitalization. Included in this amount is $30 million of Convertible Notes issued in January 1990 to affiliates of CIGNA Corporation and Textron, Inc. The principal balance of each Convertible Note is convertible, at the option of the holder, into Common Shares at a current price of $13.214 per share.

  Capital expenditures for 1994 are budgeted at $17.9 million. The Company's cash balances, operating cash flows and short-term lines of credit are expected to be adequate for anticipated operating requirements in 1994.

  The Company has entered into its second consecutive multi-year supply agreement with Ford (the "1994 Supply Agreement") which requires the absorption of the effects of inflation and requires specified price reductions or productivity offsets to price reductions. The Company believes that this type of agreement is typical in the automotive supply business, and the Company's ability to maintain gross margins at or near their present levels will be dependent on its ability to substantially offset the effects of this and other such agreements through productivity improvements, cost reduction programs and implementation of value analysis/value engineering programs, which reduce part weight and system costs to the customer.

  A chemical cleaning compound, trichloroethylene ("TCE"), has been found in the soil and groundwater on the Company's property in Elkhart, Indiana, and, in 1981, TCE was found in a well field of the City of Elkhart in close proximity to the Company's facility. The Company has been named as one of nine potentially responsible parties ("PRPs") in the contamination of this site. The United States Environmental Protection Agency ("EPA") and the Indiana Department of Environmental Management ("IDEM") have conducted a preliminary investigation and evaluation of the site and have undertaken temporary remedial action in the nature of air-stripping towers. In early 1992, the EPA issued a Unilateral Order under Section 106 of the Comprehensive Environmental Response, Compensation and Liability Act which required the Company and other PRPs to undertake remedial work. The Company and the other PRPs have reached an agreement regarding the funding of groundwater monitoring and the operation of the air-strippers as required by the Unilateral Order. The Company was required to install and operate a soil vapor extraction system to remove TCE from the Company's property. As of February 1, 1994, the Company has installed and is operating the equipment pursuant to the Unilateral Order. In addition, the EPA and IDEM have asserted a claim for reimbursement of their investigatory costs and the costs of installing and operating the air-strippers on the municipal well field (the "EPA Costs"). On February 22, 1993, the United States filed a lawsuit in the United States District Court for the Northern District of Indiana against eight of the PRPs, including the Company. On July 20, 1993, IDEM joined in the lawsuit. The lawsuit seeks recovery of the costs of enforcement, prejudgment interest and an amount in excess of $6.8 million, which represents costs incurred to date by the EPA and IDEM, and a declaration that the eight defendant PRPs are liable for any future costs incurred by the EPA and IDEM in connection with the site.

  The Company does not believe the annual cost to the Company of monitoring groundwater and operating the soil vapor extraction system and the air-strippers will be material. Each of the PRPs, including the Company, is jointly and severally liable for the entire amount of the EPA Costs. Certain PRPs, including the Company, are currently attempting to negotiate an agreed upon allocation of such liability. The Company believes that adequate provisions have been recorded for its costs and its anticipated share of EPA Costs and that its cash on hand, unused lines of credit or cash from operations are sufficient to fund any required expenditures.

  The EPA has also named the Company as a PRP for costs at three other disposal sites. It has also asked the Company for information about contamination at other sites. The Company believes it either has no liability as a responsible party or that adequate provisions have been recorded for any costs to be incurred.

INFLATION

  The impact of inflation on operating results for the years 1993, 1992 and 1991 was not significant. Raw material costs during these periods have increased; however, use of LIFO inventory methods by the Company has minimized any impact from inflation. The majority of the Company's property, plant and equipment is of recent purchase, and depreciation charges are based on historical cost.

                                    BUSINESS

GENERAL

  The Company is the leading independent designer, manufacturer and supplier of window systems to the combined automobile, light truck and van, bus, heavy truck and recreational vehicle markets in North America. The Company's window systems include various types of automotive windshields; rear, vent, quarter, push out and sliding windows; and window regulator systems, latches, door frames and related components. The Company also manufactures door systems for military and recreational vehicles and injection molded thermoplastic products and other products primarily for sale to the automotive industry. The Company's products are sold to major North American transportation OEMs, including Ford, Chrysler, General Motors, AAI, Mitsubishi, Nissan, Fleetwood, Winnebago, Navistar, Paccar (Peterbilt and Kenworth trucks) and the manufacturers of virtually all of the intra and intercity buses in the United States and Canada.

BUSINESS STRATEGY

  The Company's business objective is to expand profitably its position as the leading independent supplier of window systems to the combined automotive, light truck and van, bus, heavy truck and recreational vehicle markets in North America. It also intends to broaden its product offerings to these markets, as well as expand its capabilities to complementary markets. Continued focus on achieving recognition as a world class manufacturer is a key component of this strategy. The Company continually strives for world class status through technical innovation, quality excellence, cost competitiveness and strategic alliances and acquisitions.

  Technical Innovation. The Company's most significant innovative achievement has been the development of RIM modular windows in the mid-1980s. This value-added product resulted from a long internal development effort and accounted for 35% of net sales in 1993. In recent years, as automotive OEMs increasingly shifted design, innovation, quality and product improvement responsibility to their suppliers, the Company increased its research, engineering and development expenditures (from $2.7 million in 1989 to $7.9 million in 1993), including the addition of an advanced design group and Company-wide computer-aided design capability. The Company has also added more sophisticated program management and complex manufacturing information systems. The Company's capabilities now include prototype and product development, specification testing and manufacturing engineering assistance. This has resulted in increased opportunities for the Company to participate earlier in the product planning process and to add value by furnishing engineering and design services and providing a broader range of parts required for vehicle assembly.

  Quality Excellence. The Company emphasizes a continuous improvement philosophy to its employees on all facets of operations including product quality. As a result of its commitment to quality, the Company has achieved Q1 and Pentastar quality ratings at its key manufacturing plants from Ford and Chrysler, respectively, and has received quality awards from Fleetwood (a recreational vehicle OEM), Nissan and other OEMs. At the corporate technical center, engineers examine the Company's and its competitors' products to evaluate alternative designs, suggest marketing opportunities and solve potential production problems, all of which serve to improve and maintain the Company's stringent quality standards.

  Competitive Cost. The Company strives to achieve a competitive cost to its customers through its emphasis on quality excellence and its involvement in the early stages of product development. The Company is a highly reliable and timely supplier able to meet its customers' demanding delivery requirements, while constantly focusing on reducing OEM inventory levels.

  Strategic Alliances. In 1986, Ford purchased 40% (which, as a result of the Company's public offerings in 1992 and 1993, has been diluted to 24%) of the Common Shares of the Company, paid the Company $19.3 million in cash, sold its modular window manufacturing subsidiary to the Company and entered into the Supply Agreement with the Company. Pursuant to the Supply Agreement, Ford agreed to purchase from the Company at least 70% of the requirements by dollar volume of Ford and Ford Canada for modular framed glass parts using RIM and PVC technology, commencing with the 1990 model year. Ford's purchase obligations are contingent upon the Company being competitive as to technology, quality, service, price and delivery. The Supply Agreement, which is currently scheduled to expire at the end of the 1998 model year, has been complemented by the 1994 Supply Agreement, which extends through the 1998 calendar year and which provides for Ford to purchase 100% of its requirements for those parts currently supplied by the Company (including parts other than modular windows), subject to specified annual price reductions. Since 1990, the Company has and is continuing to supply at least 70% of Ford's requirements for modular framed glass, which have predominately been modular windows using RIM technology. The Company works closely with Ford during the development and production by Ford of new products utilizing parts supplied by the Company, and net sales to Ford have increased from $26.7 million in 1985 to $373.1 million in 1993.

  The Company also benefits from an exclusive purchase and supply agreement with H.S. Die & Engineering of Grand Rapids, Michigan. H.S. Die supplies the molds (i.e., tooling) to the Company necessary to manufacture modular windows. Working closely with OEMs and H.S. Die, the Company is able to move rapidly from design to finished tooling for modular windows. As a result of this alliance, preproduction lead-times on new programs have been decreased by more than a year, which was demonstrated in Ford's development of the recently introduced Mustang model.

  Another strategic alliance links the Company with Schade KG, a modular and conventional window and door systems supplier located in Plettenberg, Germany. Pursuant to a Reciprocal Technology License and Cooperative Venture Agreement, both companies have cooperated in developing new business proposals. Schade helped the Company develop technical capabilities in PVC modular windows. The Company produces PVC windows for the Chrysler New Yorker at its Kentucky manufacturing facility and has been sourced to supply PVC windows for certain 1995 Mitsubishi and Nissan models. In addition, technology acquired from the Company's alliance with Schade has enabled the Company to supply door frames for General Motors's 1994 Saturn Coupe.

  In 1992, the Company formed a joint venture with Pollone S.A., a Brazilian automotive parts supplier, for the purpose of supplying encapsulated window assemblies to South American automakers. Located near Sao Paulo, Brazil, the joint venture, Pollexco, is owned 49% by the Company and 51% by Pollone, S.A. Production of products for Autolatina, a joint venture between Ford and Volkswagen, began in late 1993.

  Strategic Acquisitions. In acquisitions, the Company seeks processes, products or markets which complement the Company's existing businesses. The Company added high volume conventional window capacity to its product line as a result of a 1986 acquisition from Irvin Industries. In the mid-1980s, Ford-- initially the Company's only RIM window customer--started its own subsidiary to manufacture RIM windows in Fulton, Kentucky. The transactions between Ford and the Company in 1986 included the sale to the Company of Ford's RIM window subsidiary and manufacturing facility. In 1988, the Company acquired Nyloncraft, Inc., which manufactures injection molded thermoplastic products primarily for the automotive industry. Nyloncraft also supplies plastic components to six of the Company's manufacturing facilities. In 1990, the Company acquired the window regulator business operated by Hoover Universal, Inc., a subsidiary of Johnson Controls, Inc. The Company's technical capabilities, in particular the corporate technical center, have enabled it to redesign several products, reduce operating expenses and improve overall operations in the newly-acquired window regulator business.

MARKET DESCRIPTION AND INDUSTRY FACTORS

 Automotive Market

  General. The overall market for new cars and light trucks in North America is large and cyclical, with average annual growth of 1% to 2%. However, considerable growth or decline routinely occurs within specific product segments or model lines. In particular, light truck sales have grown rapidly over the last 15 years as compared to the demand for cars. This growth in light truck demand primarily reflects the increased use of mini-vans and sport utility vehicles. The Company believes it will continue to be well-positioned as a supplier of window systems to OEMs in this higher growth market segment.

  Changing Supplier Policies. Several developments have substantially altered the competitive environment for automotive suppliers, including consolidation among suppliers and increased outsourcing of key components by OEMs. During the 1980s, Ford, Chrysler and General Motors began to reduce their supplier base, focusing on long-term sole-source contracts with more capable suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support. OEMs now have rigorous programs for evaluating and rating suppliers which encompass quality, cost control, reliability of delivery, new technology implementation, engineering competence, continuous improvement programs and overall management. Under these programs, each facility operated by a supplier is evaluated independently. The suppliers who obtain superior ratings are favorably considered for new business; those who do not may continue their existing contracts, but normally do not receive additional business. As a result, these new supplier policies have sharply reduced the number of component suppliers. In the 1990s, OEM supply agreements have incorporated productivity provisions which specify annual price reductions which may be offset by product improvements, manufacturing improvements and/or various other mutually agreed upon methods.

  Transplants. Over the last ten years, Japanese manufactured vehicles have gained an increasing share of the North American market. In addition, a growing percentage of such vehicles are being made at North American operations of Japanese manufacturers ("Transplants"). Transplants receive component parts from a variety of sources including suppliers in Japan, Japanese suppliers who establish U.S. facilities and existing U.S. component suppliers. Because of the current market share of the Transplants, supplying them is an attractive opportunity. To date, the Company has been selected to supply window systems for certain Nissan, Mazda and Mitsubishi models manufactured in North America. The Company has also been selected to supply fixed vent windows for the new BMW model scheduled to be built in South Carolina in 1995.

 Non-Automotive Market

  The market for heavy trucks in North America is cyclical, and the Company believes it is well positioned to take advantage of supply opportunities which arise as aging fleets are replaced with new models. The availability of federally funded programs and the price of gasoline and diesel fuel are factors which affect the demand for intracity buses purchased for municipal mass transit systems. The market for recreational vehicles is influenced significantly by the strength of the economy and the level of consumer discretionary spending. Recent growth trends in the sale of recreational vehicles have been positive.

PRODUCTS

  The Company designs, engineers, manufactures and supplies plastic and metal framed window assemblies, manual and power glass regulator systems and injection molded thermoplastic products principally for North American car, light truck and van, heavy truck, bus, military and recreational vehicle OEMs. The Company does not manufacture or sell primary glass.

  Modular Window Systems. The Company's modular, plastic framed windows are value-added parts because clips, weatherstripping and bright trim are attached during the molding process. The module-manufacturing processes used by the Company give the OEM designers great flexibility in window shape, sealing and aerodynamics. The module supplied to the OEM also lowers its parts inventory, reduces part weight and reduces assembly efforts. The Company produces modular windshields and rear windows, as well as fixed quarter, sliding and push out modular windows.

  The Company utilizes RIM technology and also PVC injection molding technology to manufacture modular windows. In RIM technology, liquids are mixed and fed into a mold that holds glass, framing and fastening components. The mixture polymerizes, and the completed module is removed, trimmed, cleaned, inspected and packed for shipment. In PVC injection molding, solid plastic subjected to high temperature and pressure flows in liquid form into the mold where it reverts without chemical reaction to a solid.

  Conventional Windows. The Company also produces conventionally framed window assemblies utilizing painted cold-rolled steel, stainless steel, rubber and/or aluminum. The glass or plastic glazed window assemblies supplied for mass transit systems have durable aluminum frames and non-leak weatherstripping. The Company supplies a wide variety of conventional windows to car, light truck and heavy truck OEMs, including pivoting wing ventilator windows, fixed and movable quarter windows and swing-out and sliding windows. The Company's flush-mount recreational vehicle windows seal tightly and feature independent sliding screens, removable storm windows and an anti-theft locking mechanism.

  Window Regulator Systems. The Company supplies manual and electrically powered versions of regulators (the mechanisms for lifting and lowering windows) for front and rear side windows and tailgate windows. The Company stresses safety, weight, glass stability, window system integration, parts reduction and enhanced vehicle design flexibility in its window regulators.

  Injection Molded Thermoplastic Products. The Company's Nyloncraft division manufactures injection molded inside and outside door handles, door latch components, fan shrouds, airspring pistons, window crank handles and a variety of other custom engineered products. The Company molds parts from nylons, polyesters, acetal and other engineered thermoplastic materials.

  Door Systems. The Company designs and manufactures preassembled doors for Class A motorhomes and ballistic door/window systems for the Hummer tactical military vehicle. The Company's preassembled door systems improve the OEMs' installation productivity and assist in design flexibility.

CUSTOMERS AND MARKETING

  The Company supplies its products primarily to Ford, Chrysler and General Motors. Historical sales of the Company by customer group are set forth below. The loss of Ford, Chrysler or General Motors as a customer would have a material adverse effect on the Company.

                                                  YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------------------
                                   1991                     1992                     1993
                         ------------------------ ------------------------ ------------------------
                           NET    AS A PERCENT OF   NET    AS A PERCENT OF   NET    AS A PERCENT OF
                          SALES   TOTAL NET SALES  SALES   TOTAL NET SALES  SALES   TOTAL NET SALES
                         -------- --------------- -------- --------------- -------- ---------------
                                                   (AMOUNTS IN THOUSANDS)
Ford.................... $243,577        69%      $310,579        73%      $373,116        72%
Chrysler................   27,279         8         36,944         9         56,445        11
General Motors..........   26,254         8         18,973         4         20,109         4
Other...................   55,158        15         60,377        14         66,011        13
                         --------       ---       --------       ---       --------       ---
    Total Net Sales..... $352,268       100%      $426,873       100%      $515,681       100%
                         ========       ===       ========       ===       ========       ===

  Sales of the Company's products to OEMs are made directly by the Company's sales and engineering personnel located at the Company's offices in the Detroit area and Elkhart, Indiana. Through these sales and engineering offices, the Company services its OEM customers and manages its continuing programs of product design improvement and development.

  The Company's customers award contracts that normally cover parts to be supplied for a particular vehicle model. Such contracts typically extend over the life of the model, which is generally four to seven years. The primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. In addition, the Company competes for new business to supply parts for successor models and therefore runs the risk that the OEM will not select the Company to produce parts on a successor model. In order to reduce its reliance on any one model, the Company produces parts for a broad cross-section of both new and more mature models. The Company has been chosen as a supplier on a variety of generally successful car, light truck and van models. The following table presents a summary of the 1994 and 1995 models for which the Company is producing or will produce component parts.

      COMPANY                   1994/1995 MODELS
      -------                   ----------------
      Ford..................... Escort, Explorer, Taurus, Sable, Aerostar,
                                Windstar, Ranger, Continental, Cougar, Mark
                                VIII, Bronco, Thunderbird, Town Car, Econoline,
                                Crown Victoria, Grand Marquis, Mustang, Probe,
                                Villager, F-Series Truck
      Chrysler................. LHS, LeBaron, Fifth Avenue, Imperial, Cherokee,
                                Wrangler, Comanche, Voyager, Avenger, Sebring,
                                Concorde, Intrepid, Vision, New Yorker, Dakota,
                                Ram Truck, Ram Van/Wagon, Talon
      General Motors........... Cavalier, Sunbird, Vandura Van, APV Mini-Van, S-
                                10 Truck, Saturn Coupe, Saturn Station Wagon
      Nissan................... Quest, Sentra GS, Nissan Truck
      Mazda.................... MX6
      Mitsubishi............... Eclipse

  Based on its ability to service its OEM customers' needs effectively, the Company believes it will be able to maintain its position on most existing models, while also expanding into new models as further consolidation in the OEM supplier base occurs. The Company believes that the presence of Transplants represents an attractive growth opportunity over the next decade. The Company is currently supplying products for Mazda, Nissan and Mitsubishi models. The Company believes that it is favorably positioned to increase its business with the Transplants because of the Company's reputation for technical innovation, quality excellence, reliability and competitive cost.

  In the non-automotive markets, the Company sells various types of conventional window systems to North American OEMs of medium and heavy trucks, recreational vehicles and buses. The Company is the dominant supplier of wing ventilator windows for medium and heavy trucks manufactured in the United States and Canada. The Company's customers include Navistar, Freightliner, Volvo GM Heavy Truck Corp., Mack Truck, Paccar (Kenworth and Peterbilt models) and Ford. The Company supplies aluminum framed window systems to Fleetwood and Winnebago, the leading recreational vehicle OEMs in North America, as well as a number of other recreational vehicle manufacturers. The Company is the dominant supplier of metal framed window systems to intra and intercity bus OEMs.

  The Company also manufactures preassembled doors for certain recreational vehicle OEMs and door systems for the Hummer tactical military vehicle.

  The Company maintains separate sales and engineering groups at its corporate offices in Elkhart, Indiana to service these non-automotive markets. The Company has received "Supplier of the Year" and "Master of Quality" awards from Fleetwood and Freightliner, respectively, as well as recognition for quality and delivery accomplishments from other non-automotive OEMs. The Company believes that its cost competitiveness, quality excellence and design and engineering capabilities obtained in the automotive supply markets enable it to compete effectively in non-automotive markets as well.

COMPETITION

  The Company operates in a highly competitive environment in each of its markets. The number of the Company's competitors in the automotive markets is expected to decrease due to the supplier consolidation resulting from changing OEM policies. The Company's major competitors include Donnelly Corporation, Libbey-Owens-Ford Co., Guardian Industries, Dura, Inc., Rockwell International, Hehr International, OEM internal operations and a large number of smaller operations.

  The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to four years prior to the marketing of such models to the public. Once a producer has been designated to supply parts to a new program, an OEM will generally continue to purchase those parts from the designated producer for the life of the program. Competitive factors in the market for the Company's products include product quality, design and engineering competence, customer service, product mix, new product innovation, cost and timely delivery. The Company believes that its business strategy allows it to compete effectively in the markets for its products.

  The Company believes that it is well-positioned to succeed in this highly competitive supplier environment. The Company's size, emphasis on quality, customer service orientation, manufacturing expertise and technological leadership all contribute to the Company's success in the transportation supply industry.

RESEARCH, ENGINEERING AND DEVELOPMENT

  The Company expended approximately $5.2 million, $5.5 million and $7.9 million on research, engineering and development during 1991, 1992 and 1993, respectively. These increased expenditures have improved significantly the Company's capacity to provide complete engineering and design services to support its product lines. The Company also has a corporate technical center in Elkhart, Indiana for basic research and development, as well as a large engineering and design staff in the Detroit area which works closely with automotive OEMs during all phases of new product development and production.

FOREIGN OPERATIONS

  In addition to its domestic facilities described below, the Company owns a manufacturing facility in Aurora, Ontario, Canada and leases a manufacturing facility in Juarez, Mexico. The financial information concerning the Canadian operations of the Company is set forth in Notes 10 and 11 to the Company's Consolidated Financial Statements included elsewhere herein.

EMPLOYEES

  The Company employs a total of approximately 3,500 persons, of whom approximately 20% are covered by collective bargaining agreements. The Company believes its relationship with its employees is good.

ENVIRONMENTAL MATTERS

  The Company believes it is in substantial compliance with federal, state, local and foreign laws regarding discharge of materials into the environment and does not anticipate any material adverse effect on its future earnings, capital expenditures or competitive position as a result of compliance with such laws.

  For a discussion of potential environmental liabilities, see "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources" and Note 8 to the Company's Consolidated Financial Statements included elsewhere herein.

                       PRINCIPAL AND SELLING SHAREHOLDERS
  Set forth below is certain information concerning (i) the only persons known to the Company, as of February 15, 1994 and as adjusted for the sale of the Common Shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), to beneficially own 5% or more of the outstanding Common Shares and (ii) each Selling Shareholder. The percentages set forth for the Convertible Note Holders in the columns entitled "Percent of Class" are calculated by dividing the number of Common Shares listed for each Convertible Note Holder in the "Number of Shares" columns by the sum of (i) 10,577,936 Common Shares outstanding on February 15, 1994 and (ii) the number of Common Shares which the particular Convertible Note Holder has a right to acquire. The percentages therefore represent the maximum percentage of outstanding Common Shares that a particular Convertible Note Holder would own if only that Convertible Note Holder, and no other, had converted the Convertible Notes held by it. The percentages set forth for Common Shareholders are calculated assuming no conversion of any of the Convertible Notes. Accordingly, all of the percentages in the Percent of Class columns, including in particular the percentages applicable to shareholders which do not hold any Convertible Notes, are higher than they would be if some or all of the outstanding Convertible Notes of the Company had been converted.


                          BENEFICIAL OWNERSHIP             BENEFICIAL OWNERSHIP
                            PRIOR TO OFFERING     SHARES      AFTER OFFERING
                          -----------------------  TO BE   -----------------------
  NAME AND ADDRESS OF     NUMBER OF     PERCENT   SOLD IN  NUMBER OF     PERCENT
    BENEFICIAL OWNER        SHARES     OF  CLASS OFFERING    SHARES     OF  CLASS
  -------------------     ------------ ------------------- ------------ ----------
COMMON SHAREHOLDERS
  Ford Motor Company
   (1)..................     1,509,927     14.3% 1,509,927            0      0.0%
  The American Road
  P.O. Box 1899
  Dearborn, Michigan
  48121
  Ford Motor Company
   Fund (2).............     1,047,201      9.9% 1,047,201            0      0.0%
  The American Road
  P.O. Box 1899
  Dearborn, Michigan
  48121
  J.P. Morgan & Co. In-
   corporated (3).......     1,210,000     11.4%         0    1,210,000     11.4%
  23 Wall Street
  New York, New York
  10015
CONVERTIBLE NOTE HOLDERS
  CIGNA Corporation (4).       820,238      7.2%         0      820,238      7.2%
  One Liberty Place
  Philadelphia, Pennsyl-
  vania 19101
  CIGNA Mezzanine Part-
   ners II, L.P. (5)....       693,308      6.2%         0      693,308      6.2%
  900 Cottage Grove Road
  Bloomfield, Connecti-
  cut 06002
  Textron Investment
   Management Company,
   Inc. (6).............       756,773      6.7%         0      756,773      6.7%
  40 Westminster Street
  Providence, Rhode Is-
  land 02903

- --------
(1) Ford Motor Company has sole voting and investment power over the shares listed, although the Shareholders Agreement contains certain provisions with respect to the voting of Common Shares owned by the parties to the Shareholders Agreement. See "Background of Offering."
(2) In a Schedule 13D dated January 20, 1994 and delivered to the Company, the Ford Fund disclosed that it had acquired from Ford beneficial ownership of 1,047,201 Common Shares. The Ford Fund has the sole power to vote and to dispose of all such shares, although it has assumed certain obligations of Ford under the Shareholders Agreement with respect to the shares acquired by the Ford Fund from Ford. See "Background of Offering."

(3) In a Schedule 13G dated December 31, 1993 and delivered to the Company, J.P. Morgan & Co. Incorporated ("Morgan") disclosed that it and its subsidiaries had acquired beneficial ownership of 1,210,000 Common Shares. Morgan and/or its subsidiaries have the sole power to dispose of all such shares and sole power to vote 881,400 of such shares.
(4) Represents Common Shares which may be acquired on conversion of the Convertible Notes of the Company owned by Connecticut General Life Insurance Company (703,060 shares) and Life Insurance Company of North America (117,178 shares), two subsidiaries of CIGNA Corporation (collectively "CIGNA"). CIGNA will have sole voting and investment power over any shares acquired upon conversion of such Convertible Notes.
(5) Represents Common Shares which may be acquired on conversion of Convertible Notes owned by CIGNA Mezzanine Partners II, L.P. ("CMP"). CIGNA is the ultimate parent of the general partner of CMP. CMP will have sole voting and investment power over any shares acquired upon conversion of such Convertible Notes.
(6) Represents Common Shares which may be acquired on conversion of Convertible Notes owned by The Paul Revere Life Insurance Company (227,032 shares), The Paul Revere Protective Life Insurance Company (90,812 shares), Balboa Insurance Company (60,542 shares) and the Textron Collective Inv. Trust Fund B (378,387 shares), all of which are affiliates of Textron, Inc., the parent company of Textron Investment Management Company, Inc. ("TIMC"). TIMC is an investment adviser and will have sole voting and investment power over any shares acquired upon conversion of such Convertible Notes.

                         DESCRIPTION OF CAPITAL SHARES

  The Company's authorized capital stock consists of 20,000,000 Common Shares, no par value, and 1,000,000 preferred shares, no par value.

COMMON SHARES

  Holders of Common Shares are entitled to receive such dividends as the Board of Directors may declare out of funds legally available therefor. See "Dividends and Price Range of Common Shares." Holders of Common Shares are entitled to one vote per share on each matter submitted to the shareholders of the Company. Cumulative voting for election of directors is not permitted; consequently, the holders of more than 50% of the Common Shares can elect all of the directors of the Company. Upon a liquidation of the Company, after payment or provision for payment of all of the Company's obligations and payments, if any, to holders of preferred shares, the holders of the Common Shares share ratably in the remaining assets of the Company. The holders of Common Shares are not entitled to preemptive rights.

  The outstanding Common Shares of the Company are, and the Common Shares offered hereby will be, fully paid and nonassessable.

 Redemption Rights

  The holders of Common Shares, except "Controlling Persons" (as defined below), have a right of redemption of their shares under certain circumstances pursuant to Article VII, Section 2 of the Company's Articles of Incorporation. A Controlling Person is defined as any person who acquires a 40% ownership interest in the Company and has acquired any portion of such interest in a hostile tender offer (i.e., a tender offer not approved by the Company's Board of Directors). In the event that (i) any person becomes a Controlling Person;
(ii) any Controlling Person makes a further hostile tender offer or otherwise acquires an additional ownership interest in the Company; or (iii) a Controlling Person causes or permits the Board of Directors or management of the Company to merge or consolidate the Company with or sell the Company's assets to another corporation which is or will be controlled by the Controlling Person, every holder of Common Shares, other than the Controlling Person or a transferee of the Controlling Person, shall have the right, and the Company shall be obligated, to redeem his shares. The redemption price would be the greater of (i) the highest price or cash value paid by the Controlling Person in acquiring any of its shares at any time; (ii) the highest price of the Common Shares reported on the American Stock Exchange during the 18 months prior to one of the events which triggers the redemption right; or (iii) book value based on the latest annual report with quarterly adjustments. The right of redemption provided by Article VII, Section 2 of the Articles of Incorporation of the Company may not be amended, altered or repealed except on the affirmative vote of 85% of the outstanding Common Shares of the Company, but no amendment, alteration or repeal shall in any manner adversely affect any rights of redemption then in existence.

 Indiana Statutes

  In the event any person acquires 10% of the Company's Common Shares (an "Interested Shareholder"), then, for a period of five years after such acquisition, the Indiana Business Corporation Law (the "BCL") prohibits certain business combinations between the Company and such Interested Shareholder unless prior to the acquisition of such Common Shares by the Interested Shareholder, the Board of Directors of the Company approves of such acquisition of Common Shares or approves of such business combination. After such five-year period, only the following three types of business combinations between the Company and such an Interested Shareholder are permitted: (i) a business combination approved by the Board of Directors of the Company before the acquisition of Common Shares by the Interested Shareholder, (ii) a business combination approved by holders of a majority of the Common Shares not owned by the Interested Shareholder, and (iii) a business combination in which the shareholders receive a price for their Common Shares at least equal to a formula price based on the highest price per Common Share paid by the Interested

Shareholder. In addition, certain accretions of voting power may result in an acquiring shareholder losing the right to vote the Common Shares acquired unless such voting power is approved by a majority of the disinterested Common Shares and, if authorized by an appropriate provision of the Company's articles of incorporation or by-laws adopted prior to the time the person becomes an Interested Shareholder, may permit the redemption of the acquiring shareholder's Common Shares. The Company has not adopted such redemption provisions.

  The provisions of the BCL discussed above do not apply with respect to the acquisition of the Company's Convertible Notes or the acquisition of Common Shares upon conversion of the Convertible Notes.

REGISTRATION RIGHTS

  Ford and the Ford Fund have exercised their right to require the Company to use its good faith reasonable efforts to register the Ford Shares for sale under the Securities Act. The holders of the Convertible Notes have the right to require the Company to register the Common Shares which may be acquired upon conversion of the Convertible Notes (the "Conversion Shares"). In addition, the holders of the Convertible Notes have the right to require the Company to register the Conversion Shares rather than any Common Shares proposed to be registered by the Company (except with respect to Common Shares proposed to be registered by the Company pursuant to a request from Ford or the Ford Fund) and have the right, under certain circumstances, to require the Company to register the Conversion Shares in addition to any Common Shares proposed to be registered by the Company. The holders of the Convertible Notes have elected not to exercise their registration rights with respect to this offering. Any exercise of such rights may adversely affect the Company's future ability to raise capital in the public markets.

PREFERRED SHARES

  The Board of Directors in its discretion may from time to time issue preferred shares in series and is authorized to determine the designations, relative rights, preferences, qualifications, limitations and restrictions (other than voting rights) of any series, without further action or approval by the shareholders of the Company. Holders of preferred shares are entitled to one vote per share on each matter submitted to shareholders of the Company. No preferred shares are outstanding and the Company has no present plans for issuing any preferred shares.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Shares is Chemical Bank, New York, New York.

                                  UNDERWRITING

  The Underwriters named below, for whom Dean Witter Reynolds Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Selling Shareholders the number of Common Shares set forth opposite their respective names:

                                                                    NUMBER OF
           UNDERWRITERS                                           COMMON SHARES
           ------------                                           -------------
      Dean Witter Reynolds Inc...................................
      Goldman, Sachs & Co. ......................................
      J.P. Morgan Securities Inc. ...............................
                                                                    ---------
          Total..................................................   2,557,128
                                                                    =========

  The Underwriters are committed to purchase all of the Common Shares, if any Common Shares are purchased.

  The Selling Shareholders and the Company have been advised by the Underwriters that the Underwriters propose to offer the Common Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include Underwriters) at the public offering price less a concession not to exceed $ per share. Such dealers may
reallow a concession not to exceed $   per share in sales to other dealers.
After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

  The Company and Ford have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has granted the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase from the Company up to an additional 380,000 Common Shares at the same price per share as the 2,557,128 Common Shares offered hereby, less underwriting discounts and commissions. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Shares to the public.

  The Company has agreed that, until 120 days after the date of this Prospectus, it will not, without the prior written consent of the Representatives, sell, offer to sell, issue, distribute, contract to sell or otherwise dispose of, directly or indirectly, any Common Shares or any options, rights or warrants with respect to any Common Shares or register for sale under the Securities Act, any Common Shares except for Common Shares offered hereby and except pursuant to the exercise of any currently outstanding rights, warrants or options of the Company described in this Prospectus, or upon conversion of the Company's outstanding Convertible Notes; provided that the Company may grant options or Common Shares under its 1994 Stock Compensation Plan and may sell Common Shares pursuant to its Employee Stock Purchase Plan, as such Plans are in effect on the date hereof. Further, all directors and officers of the Company have agreed not to offer, sell, contract or offer to sell, or otherwise dispose of, directly or indirectly, any Common Shares for a period of 120 days after the date hereof without the prior written consent of the Representatives.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Shares being offered hereby will be passed upon for the Company by Sommer & Barnard, PC, Indianapolis, Indiana, counsel for the Company. James K. Sommer, a director of the Company, is a member of Sommer & Barnard. Mr. Sommer owns 3,501 Common Shares. Certain legal matters in connection with sale of the Ford Shares will be passed upon for the Selling Shareholders by John M. Rintamaki, Esq., Secretary, Ford. Certain legal matters in connection with the issuance of the Common Shares will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

  The financial statements as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission:
7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison, Northwestern Atrium, Chicago, Illinois 60606. Copies of such material can also be obtained from the Public Reference Section of the Commission, Room 1024, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed with the Commission under the Securities Act with respect to this offering. This Prospectus does not contain all of the information included in the Registration Statement. Reference is made to the Registration Statement for further information with respect to the Company and the Common Shares being offered hereby.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants......................................... F-2
Consolidated Balance Sheet at December 31, 1993 and 1992.................. F-3
Consolidated Statement of Income for the three years ended December 31,
 1993..................................................................... F-4
Consolidated Statement of Shareholders' Equity for the three years ended
 December 31, 1993........................................................ F-5
Consolidated Statement of Cash Flows for the three years ended December
 31, 1993................................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Excel Industries, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Excel Industries, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in the notes to consolidated financial statements, effective January 1, 1992, the Company changed its method of accounting for postretirement health care benefits by adopting, on an immediate recognition basis, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company also changed its method of accounting for income taxes, effective January 1, 1992, by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

PRICE WATERHOUSE
South Bend, Indiana
February 17, 1994

                             EXCEL INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEET

                             (AMOUNTS IN THOUSANDS)

                                                                    DECEMBER 31,
                                                                  ------------------
                             ASSETS                                 1993      1992
                             ------                               --------  --------
Current assets:
  Cash and short-term investments...............................  $  6,767  $ 27,510
  Marketable securities.........................................    39,786       --
  Accounts receivable--trade, less allowances of $725...........    23,485    16,222
- --related party.................................................    47,168    43,342
  Customer tooling to be billed.................................     9,161     5,887
  Inventories...................................................    29,867    26,746
  Prepaid expenses..............................................     6,113     4,764
                                                                  --------  --------
      Total current assets......................................   162,347   124,471
                                                                  --------  --------
Property, plant and equipment:
  Land..........................................................       937       939
  Buildings and improvements....................................    21,902    21,135
  Machinery and equipment.......................................    80,680    71,021
  Accumulated depreciation......................................   (53,773)  (51,031)
                                                                  --------  --------
                                                                    49,746    42,064
                                                                  --------  --------
Goodwill, net of accumulated amortization of $2,356 and $2,010,
 respectively...................................................     7,050     7,397
Deferred income taxes and other assets..........................    10,173     8,164
                                                                  --------  --------
                                                                  $229,316  $182,096
                                                                  ========  ========
              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------
Current liabilities:
  Accounts payable--trade.......................................  $ 37,283  $ 28,460
         --related party........................................     9,700    13,601
  Accrued liabilities:
    Salaries and wages..........................................     5,712     3,983
    Income taxes................................................     1,208     2,132
    Other.......................................................    12,130    14,403
  Current installments on long-term debt........................     1,553     1,561
                                                                  --------  --------
      Total current liabilities.................................    67,586    64,140
                                                                  --------  --------
Long-term debt..................................................    35,094    34,592
Other long-term liabilities, primarily employee benefits........    20,200    16,334
Commitments and contingent liabilities..........................       --        --
Shareholders' equity:
  Preferred shares--no par value, 1,000 shares authorized, none
   issued.......................................................       --        --
  Common shares--no par value, 20,000 shares authorized; 10,575
   and 8,558, respectively, issued and outstanding..............    87,537    57,282
  Retained earnings.............................................    19,615    10,346
  Unrecognized pension actuarial losses, net of tax.............      (716)     (598)
                                                                  --------  --------
      Total shareholders' equity................................   106,436    67,030
                                                                  --------  --------
                                                                  $229,316  $182,096
                                                                  ========  ========

         The accompanying notes are an integral part of this statement.

                             EXCEL INDUSTRIES, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1993      1992      1991
                                                    --------  --------  --------
Net sales.........................................  $515,681  $426,873  $352,268
Costs and expenses:
  Cost of goods sold..............................   463,943   383,258   321,058
  Selling, administrative and engineering ex-
   penses.........................................    30,054    28,262    25,205
  Restructuring charge............................       --      4,500       --
  Interest expense................................     3,474     5,555     5,516
  Other (income) expense, net.....................    (2,015)     (713)      216
                                                    --------  --------  --------
      Total costs and expenses....................   495,456   420,862   351,995
                                                    --------  --------  --------
Income before income taxes and cumulative effect
 of changes
 in accounting....................................    20,225     6,011       273
Income tax provision..............................     7,785     2,434       122
                                                    --------  --------  --------
Income before cumulative effect of changes in ac-
 counting.........................................    12,440     3,577       151
Cumulative effect of adoption of SFAS 106 and 109.       --      3,195       --
                                                    --------  --------  --------
      Net income..................................  $ 12,440  $    382  $    151
                                                    ========  ========  ========
Net income (loss) per share:
  Before cumulative effect of changes in account-
   ing:
    Primary.......................................  $   1.23  $    .47  $    .02
    Fully diluted.................................      1.15       .47       .02
  Cumulative effect of adoption of SFAS 106 and
   109:
    Primary.......................................       --       (.42)      --
    Fully diluted.................................       --       (.42)      --
  Net income:
    Primary.......................................      1.23       .05       .02
    Fully diluted.................................      1.15       .05       .02
Cash dividends per share..........................       .30       .24       .24


         The accompanying notes are an integral part of this statement.

                             EXCEL INDUSTRIES, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                            COMMON                      UNRECOGNIZED
                            SHARES                        PENSION    CUMULATIVE
                          ISSUED AND  COMMON  RETAINED   ACTUARIAL   TRANSLATION
                          OUTSTANDING SHARES  EARNINGS     LOSSES    ADJUSTMENT   TOTAL
                          ----------- ------- --------  ------------ ----------- --------
Balance at December 31,
 1990...................     6,466    $35,949 $13,298      $(592)       $671     $ 49,326
Net income..............                          151                                 151
Dividends...............                       (1,558)                             (1,558)
Stock options exercised.        17         84                                          84
Shares issued under em-
 ployee stock purchase
 plan...................        19        160                                         160
Unrecognized pension ac-
 tuarial losses, net of
 tax....................                                     (12)                     (12)
Effect of exchange rate
 changes................                                                  30           30
                            ------    ------- -------      -----        ----     --------
Balance at December 31,
 1991...................     6,502     36,193  11,891       (604)        701       48,181
                            ------    ------- -------      -----        ----     --------
Net income..............                          382                                 382
Dividends...............                       (1,927)                             (1,927)
Share offering..........     2,013     20,759                                      20,759
Stock options exercised.        29        200                                         200
Shares issued under em-
 ployee stock purchase
 plan...................        14        130                                         130
Unrecognized pension ac-
 tuarial losses, net of
 tax....................                                       6                        6
Effect of exchange rate
 changes................                                                (701)        (701)
                            ------    ------- -------      -----        ----     --------
Balance at December 31,
 1992...................     8,558     57,282  10,346       (598)         --       67,030
                            ------    ------- -------      -----        ----     --------
Net income..............                       12,440                              12,440
Dividends...............                       (3,171)                             (3,171)
Share offering..........     2,000     30,019                                      30,019
Stock options exercised.         8         51                                          51
Shares issued under em-
 ployee stock purchase
 plan...................         9        185                                         185
Unrecognized pension ac-
 tuarial losses, net of
 tax....................                                    (118)                    (118)
                            ------    ------- -------      -----        ----     --------
Balance at December 31,
 1993...................    10,575    $87,537 $19,615      $(716)       $ --     $106,436
                            ======    ======= =======      =====        ====     ========


         The accompanying notes are an integral part of this statement.

                             EXCEL INDUSTRIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1993      1992     1991
                                                   --------  --------  -------
Cash flows from operating activities:
  Net income...................................... $ 12,440  $    382  $   151
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.................   10,145    10,082   10,637
    Deferred income taxes.........................      548    (3,837)  (2,207)
    Cumulative effect of changes in accounting....      --      3,195      --
    Other.........................................    3,443     2,661      939
    Changes in current assets and liabilities:
      Accounts receivable and prepaid expenses....  (13,418)  (17,169)   1,176
      Inventories and customer tooling............   (6,395)    6,774    4,286
      Accounts payable and accrued liabilities....    3,454    19,067      849
                                                   --------  --------  -------
        Total adjustments.........................   (2,223)   20,773   15,680
                                                   --------  --------  -------
        Net cash provided by operating activities.   10,217    21,155   15,831
                                                   --------  --------  -------
Cash flows from investing activities:
  Purchase of property, plant and equipment.......  (18,104)   (4,687)  (9,670)
  Investment in marketable securities, net........  (39,786)      --       --
  Other...........................................     (648)      461    3,810
                                                   --------  --------  -------
        Net cash used for investing activities....  (58,538)   (4,226)  (5,860)
                                                   --------  --------  -------
Cash flows from financing activities:
  Issuance of common shares.......................   30,255    21,089      244
  Payments of long-term debt......................   (2,001)  (14,615)  (4,207)
  Dividends.......................................   (3,171)   (1,927)  (1,558)
  Issuance of long-term debt......................    2,495       --       --
                                                   --------  --------  -------
        Net cash provided by (used for) financing
         activities...............................   27,578     4,547   (5,521)
                                                   --------  --------  -------
Net change in cash and short-term investments.....  (20,743)   21,476    4,450
Cash and short-term investments at beginning of
 period...........................................   27,510     6,034    1,584
                                                   --------  --------  -------
Cash and short-term investments at end of period.. $  6,767  $ 27,510  $ 6,034
                                                   ========  ========  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest........................................ $  2,781  $  6,081  $ 5,634
  Income taxes, net of refunds....................    7,996     6,602      281
                                                   ========  ========  =======

         The accompanying notes are an integral part of this statement.

                             EXCEL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Excel Industries, Inc. (Company) is engaged in the manufacture and sale of a broad line of window assemblies, manual and electric window regulators, upper door frames and injection molded thermoplastic parts. The Company's products are used in the manufacture of automobiles, heavy and light trucks, buses and recreational vehicles.

2. SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, profits and balances are eliminated.

 Net income per share

  Primary net income per share is computed using the weighted average number of shares outstanding during the period. Shares used to compute primary net income per share were 10,122,000 for 1993, 7,553,000 for 1992 and 6,488,000 for 1991.

  Fully diluted earnings per share assumes, when dilutive, the conversion of the 10% convertible subordinated notes which were issued on January 2, 1990.

  Stock dividends and splits are given retroactive effect in computing the weighted average number of shares outstanding during the period.

 Short-term investments and marketable securities

  Short-term investments amounting to $5,771,000 at December 31, 1993 consist of investments generally in money market funds.

  Marketable securities consist of U.S. Government securities, tax-free municipal securities and municipal fund par value preferred shares with maturities generally longer than 90 days.

  Such investments are carried at cost which approximates market.

  Other income includes interest income of $1,916,000 in 1993, $1,010,000 in 1992 and $674,000 in 1991.

 Inventories

  Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for domestic inventories and the first-in, first-out (FIFO) method for Canadian inventories.

 Properties

  Plant and equipment are carried at cost and include expenditures for new facilities and those which substantially increase the useful lives of existing plant and equipment.

 Depreciation

  The Company provides for depreciation of plant and equipment using methods and rates designed to amortize the cost of such equipment over its useful life. Depreciation is computed principally on accelerated

                             EXCEL INDUSTRIES, INC.

methods for new plant and equipment and the straight-line method for used equipment. The estimated useful lives range from 10 to 40 years for buildings and improvements and 2 to 20 years for machinery and equipment.

 Goodwill

  The excess of purchase price over the fair value of net assets of acquired businesses (goodwill) is amortized on a straight-line basis over 20 to 40 years.

 Income taxes

  Deferred income taxes are provided using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

3. RESEARCH, ENGINEERING AND DEVELOPMENT

  Research, engineering and development expenditures charged to operations approximated $7,913,000 in 1993, $5,518,000 in 1992 and $5,200,000 in 1991.

4. RESTRUCTURING CHARGE

  In the fourth quarter of 1992, the Company provided a reserve of $4,500,000 for restructuring costs. The charge was equivalent to $2,900,000, or 34 cents per share, after taxes. This charge represented estimated costs to downsize its Aurora, Ontario, Canada plant and relocate production of certain light truck and van windows to other manufacturing plants of the Company. A total of $1,010,000 was incurred in 1993 to transfer a portion of the planned production.

5. INVENTORIES

  Inventories consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1993     1992
                                                               -------  -------
                                                                (000 OMITTED)
      Raw materials........................................... $17,948  $15,302
      Work in process and finished goods......................  12,378   11,699
      LIFO reserve............................................    (459)    (255)
                                                               -------  -------
                                                               $29,867  $26,746
                                                               =======  =======

6. PENSION AND OTHER EMPLOYEE BENEFIT PLANS

 Pension and profit sharing plans

  The Company and its subsidiaries provide retirement benefits to substantially all employees through various pension, savings and profit sharing plans. Defined benefit plans provide pension benefits that are based on the employee's final average salary for salaried employees and stated amounts for each year of credited service for hourly employees. Contributions and costs for the Company's various other benefit plans are generally determined based on the employee's annual salary. Total expense relating to the Company's various retirement plans aggregated $2,199,000 in 1993, $2,102,000 in 1992 and $1,712,000 in 1991.

                             EXCEL INDUSTRIES, INC.

  Components of net pension expense for all defined benefit pension plans are as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1992     1991
                                                      -------  -------  -------
                                                           (000 OMITTED)
      Service cost................................... $ 1,319  $ 1,312  $ 1,243
      Interest cost..................................   1,344    1,245    1,137
      Actual return on assets........................    (617)  (1,242)  (1,139)
      Net amortization and deferral..................    (582)     190      222
                                                      -------  -------  -------
      Net defined benefit pension expense............ $ 1,464  $ 1,505  $ 1,463
                                                      =======  =======  =======

  The funded status of defined benefit pension plans is as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1993      1992
                                                              -------  --------
                                                               (000 OMITTED)
      Plan assets at fair value.............................. $15,844   $14,868
      Projected benefit obligations..........................  20,421    17,869
                                                              -------  --------
                                                               (4,577)   (3,001)
      Unrecognized costs.....................................   1,862       472
                                                              -------  --------
      Net accrued pension costs.............................. $(2,715)  $(2,529)
                                                              =======  ========
      Actuarial present value of:
        Vested benefit obligations........................... $15,644   $13,853
                                                              =======  ========
        Accumulated benefit obligations...................... $16,655   $14,815
                                                              =======  ========
      Major assumptions:
        Discount rate........................................    7.5%        8%
        Rate of increase in compensation.....................      5%  5% to 8%
        Expected rate of return on plan assets...............      8%        8%

  It is generally the Company's policy to fund the ERISA minimum contribution requirement. Plan assets are invested primarily in corporate equity securities and bonds and insurance annuity contracts.

 Supplemental and other postretirement benefits

  In addition to providing pension benefits, the Company provides certain health care benefits to substantially all active employees and postretirement health care benefits to management employees. The Company is primarily self-insured for such benefits and prior to 1992 followed the practice of expensing such benefits on a pay-as-you-go basis.

  In 1992, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to immediately recognize the Accumulated Postretirement Benefit Obligation (APBO) as of January 1, 1992 in the amount of $6,447,000 (approximately $4,000,000 after-tax, or 61 cents per share).

                             EXCEL INDUSTRIES, INC.

  Summary information on the Company's plan is as follows:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1993   1992
                                                                  ------ ------
                                                                  (000 OMITTED)
      Retirees................................................... $1,504 $1,060
      Retirement-eligible actives................................    968  1,245
      Other active participants..................................  6,077  5,402
      Unrecognized gain..........................................    407    --
                                                                  ------ ------
      Accrued liability.......................................... $8,956 $7,707
                                                                  ====== ======

 Accrued postretirement benefit cost

  The Company plans to continue the policy of funding these benefits on a pay-as-you-go basis. The components of net periodic postretirement benefit cost are as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 -------------
                                                                  1993   1992
                                                                 ------ ------
                                                                 (000 OMITTED)
      Service costs, benefits attributed to employee service
       during the year.......................................... $  821 $  750
      Interest cost on accumulated postretirement benefit obli-
       gation...................................................    578    510
                                                                 ------ ------
      Net periodic postretirement benefit cost.................. $1,399 $1,260
                                                                 ====== ======

  The discount rate used in determining the APBO was 7.75% in 1993 and 8% in 1992. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.25% declining by 1% per year to a rate of 6.25%. An increase of 1% in the health care cost trend rate would increase the accrued postretirement benefit cost at December 31, 1993 by $2,066,000 and the 1993 annual expense by $384,000.

7. LONG-TERM DEBT

  Following is a summary of long-term debt of the Company:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1993     1992
                                                               -------  -------
                                                                (000 OMITTED)
      10% convertible subordinated notes...................... $30,000  $30,000
      Industrial revenue bonds................................   5,383    4,533
      Capital lease obligations...............................   1,264    1,620
                                                               -------  -------
                                                                36,647   36,153
      Current portion.........................................  (1,553)  (1,561)
                                                               -------  -------
                                                               $35,094  $34,592
                                                               =======  =======

  During 1992, the Company prepaid the balance owing on its guaranteed senior notes and was subject to a prepayment premium of approximately $1,300,000. Such amount is included in the accompanying income statement in interest expense.

  The convertible notes are due on December 1, 2000 and require aggregate prepayments of $8,000,000 in 1996, $7,000,000 in 1997, $6,000,000 in 1998,
$5,000,000 in 1999 and $4,000,000 in 2000. The holders of the notes have the option to convert their notes at any time into common shares of the Company at a current

                             EXCEL INDUSTRIES, INC.

conversion price of $13.214 per share. The notes are subject to prepayment at the option of the Company if the market value of the Company's common shares equals or exceeds 150% of the conversion price for a specified period. The note agreements provide for maintaining a current ratio of 1.5 to 1, restrict the amount of additional borrowings and limit the amount of dividends that can be paid. Currently the Company has available for payment of dividends $19,615,000 of retained earnings.

  The industrial revenue bonds bear interest at rates of interest tied to short-term Treasury rates. Certain plant and equipment purchased with the proceeds of the bonds collateralize these obligations.

  The Company had available unused lines of credit of approximately $6,300,000 at December 31, 1993.

  Long-term debt maturities are $1,553,000 in 1994, $1,358,000 in 1995,
$9,557,000 in 1996, $8,072,000 in 1997, $6,580,000 in 1998 and $9,527,000
thereafter.

8. CONTINGENCIES

  A chemical cleaning compound, trichloroethylene (TCE), has been found in the soil and groundwater on the Company's property in Elkhart, Indiana, and, in 1981, TCE was found in a well field of the City of Elkhart in close proximity to the Company's facility. The Company has been named as one of nine potentially responsible parties (PRPs) in the contamination of this site.

  The United States Environmental Protection Agency (EPA) and the Indiana Department of Environmental Management (IDEM) have conducted a preliminary investigation and evaluation of the site and have undertaken temporary remedial action in the nature of air-stripping towers.

  In early 1992, the EPA issued a Unilateral Order under Section 106 of the Comprehensive Environmental Response, Compensation and Liability Act which required the Company and other PRPs to undertake remedial work. The Company and the other PRPs have reached an agreement regarding the funding of groundwater monitoring and the operation of the air-strippers as required by the Unilateral Order. The Company was required to install and operate a soil vapor extraction system to remove TCE from the Company's property. As of February 1, 1994, the Company has installed and is operating the equipment pursuant to the Unilateral Order. In addition, the EPA and IDEM have asserted a claim for reimbursement of their investigatory costs and the costs of installing and operating the air-strippers on the municipal well field (the EPA Costs). On February 22, 1993, the United States filed a lawsuit in the United States District Court for the Northern District of Indiana against eight of the PRPs, including the Company. On July 20, 1993, IDEM joined in the lawsuit. The lawsuit seeks recovery of the costs of enforcement, prejudgment interest and an amount in excess of $6.8 million, which represents costs incurred to date by the EPA and IDEM, and a declaration that the eight defendant PRPs are liable for any future costs incurred by the EPA and IDEM in connection with the site.

  The Company does not believe the annual cost to the Company of monitoring groundwater and operating the soil vapor extraction system and the air-strippers will be material. Each of the PRPs, including the Company, is jointly and severally liable for the entire amount of the EPA Costs. Certain PRPs, including the Company, are currently attempting to negotiate an agreed upon allocation of such liability. The Company believes that adequate provisions have been recorded for its costs and its anticipated share of EPA Costs and that its cash on hand, unused lines of credit or cash from operations are sufficient to fund any required expenditures.

  The EPA has also named the Company as a PRP for costs at three other disposal sites. It has also asked the Company for information about contamination at other sites. The Company believes it either has no liability as a responsible party or that adequate provisions have been recorded for any costs to be incurred.

  There are claims and pending legal proceedings against the Company and its subsidiaries with respect to taxes, workers' compensation, warranties and other matters arising out of the ordinary conduct of the business. The ultimate result of these claims and proceedings at December 31, 1993 is not determinable, but, in the opinion of management, adequate provision for anticipated costs has been made or insurance coverage exists to cover such costs.

                             EXCEL INDUSTRIES, INC.

9. LEASES

  The Company leases certain of its manufacturing facilities, sales offices, transportation and other equipment. Total rental expense for all leases was approximately $3,416,000 in 1993, $2,998,000 in 1992 and $2,123,000 in 1991.
Future minimum lease payments under noncancellable operating leases are $1,341,000 in 1994, $1,055,000 in 1995, $826,000 in 1996, $753,000 in 1997 and
$143,000 in 1998.

10. INCOME TAXES

  Effective January 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." This statement mandates the liability approach for computing deferred income taxes similar to SFAS No. 96 previously followed by the Company. The cumulative effect of the change was to increase first quarter 1992 earnings by $800,000 (12 cents per share). The change had no impact on the 1992 income tax provision. Prior year financial statements have not been restated.

  Pre-tax income (loss) reported by U.S. and foreign subsidiaries was as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1993    1992     1991
                                                       ------- -------  -------
                                                            (000 OMITTED)
      United States................................... $17,933 $ 8,688  $ 1,835
      Foreign.........................................   2,292  (2,677)  (1,562)
                                                       ------- -------  -------
                                                       $20,225 $ 6,011  $   273
                                                       ======= =======  =======

  The provision (benefit) for income taxes is summarized below:

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1993      1992      1991
                                                    -------  --------  --------
                                                          (000 OMITTED)
      Current:
        U.S. federal...............................  $6,049   $ 5,007   $ 1,615
        Foreign....................................     465        38       --
        State......................................     645     1,226       714
                                                    -------  --------  --------
                                                      7,159     6,271     2,329
                                                    -------  --------  --------
      Deferred:
        U.S. federal...............................    (317)   (1,922)   (1,388)
        Foreign....................................     941    (1,256)     (685)
        State......................................       2      (659)     (134)
                                                    -------  --------  --------
                                                        626    (3,837)   (2,207)
                                                    -------  --------  --------
                                                     $7,785  $  2,434  $    122
                                                    =======  ========  ========

                             EXCEL INDUSTRIES, INC.

  Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. At December 31, 1993, current deferred income tax assets of $2,886,000 are classified as prepaid expenses, long-term U.S. deferred income tax assets of $6,094,000 are classified as other assets and $627,000 of long-term foreign deferred income tax liabilities are classified as other long-term liabilities. Deferred income taxes are comprised of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1993    1992
                                                                ------- -------
                                                                 (000 OMITTED)
      Gross deferred tax liabilities:
        Property, plant and equipment.......................... $ 2,257 $ 2,571
        Inventories............................................     436     308
        Other..................................................     680     564
                                                                ------- -------
                                                                  3,373   3,443
                                                                ------- -------
      Gross deferred tax assets:
        Postretirement benefit obligations.....................   6,296   5,046
        Restructuring reserve..................................   1,103   1,655
        Other accrued liabilities..............................   3,708   4,210
        Loss carryforwards.....................................     619   1,453
                                                                ------- -------
                                                                 11,726  12,364
                                                                ------- -------
      Net deferred tax assets.................................. $ 8,353 $ 8,921
                                                                ======= =======

  The provision for income taxes computed by applying the federal statutory rate to income before income taxes is reconciled to the recorded provision as follows:

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                          ---------------------
                                                           1993    1992   1991
                                                          ------  ------  -----
                                                             (000 OMITTED)
      Tax at United States statutory rate................ $7,079  $2,044  $  93
      State income taxes, net of federal benefit.........    421     374    383
      Canadian rate differential on income (losses)......    344    (134)  (154)
      Other..............................................    (59)    150   (200)
                                                          ------  ------  -----
                                                          $7,785  $2,434  $ 122
                                                          ======  ======  =====

  Provision has been made for U.S. and Canadian taxes on undistributed earnings of the Company's Canadian subsidiary.

  The Company possesses approximately $10,570,000 of U.S. state income tax loss carryforwards. U.S. state loss carryforwards expire to the extent of $1,002,000 in the year 2005, $4,758,000 in 2006 and $4,810,000 in 2007.

11. SEGMENT INFORMATION AND MAJOR CUSTOMERS

  The Company operates in predominately one industry segment: the design, engineering and manufacture of certain components sold to manufacturers in the ground transportation industry.

  The Company, through its subsidiaries, operates primarily in two countries: the United States and Canada. The Company's Canadian subsidiary had net sales of $36,074,000 in 1993, $29,421,000 in 1992 and $21,735,000 in 1991. Total
assets of the Canadian subsidiary were approximately $9,416,000 and $12,538,000 at December 31, 1993 and 1992, respectively. Intercompany sales were insignificant.

                             EXCEL INDUSTRIES, INC.

  Sales to three major customers, Ford Motor Company, Chrysler Corporation and General Motors Corporation, were approximately 72%, 11% and 4%, respectively, of the Company's net sales in 1993 as compared to 73%, 9% and 4% in 1992 and 69%, 8% and 8% in 1991. Accounts receivable from General Motors Corporation and Chrysler Corporation approximated 68% of trade accounts receivable at December 31, 1993 and 48% at December 31, 1992. Amounts due from Ford Motor Company are classified as "accounts receivable, related party" in the Company's balance sheet at December 31, 1993 and December 31, 1992. Sales to customers outside of the United States and Canada were not significant.

12. COMMON SHARES

  The Company has an incentive stock option plan covering key employees which was approved by shareholders in 1984. The plan provides that options may be granted at not less than fair market value and if not exercised, expire 10 years from the date of grant. At December 31, 1993, there were reserved 48,590 shares for the granting of options and options outstanding for 19,250 shares at an average exercise price of $6.59. During 1993, options for 7,875 shares were exercised at an average exercise price of $6.44. There were no options granted nor did any options expire during 1993.

  The Company has an employee stock purchase plan and has reserved 353,717 common shares for this purpose. The plan allows eligible employees to authorize payroll withholdings which are used to purchase common shares from the Company at ninety percent (90%) of the closing price of the common shares on the date of purchase. Through December 31, 1993, 96,296 common shares had been issued under the plan.

  The Company has reserved 2,270,319 common shares for possible future issuance in connection with its $30,000,000 convertible notes issued on January 2, 1990.

13. RELATED PARTY TRANSACTIONS

  Ford Motor Company owned 24% of the Company's common shares at December 31, 1993, 30% at December 31, 1992 and 40% at December 31, 1991. On January 11, 1994, Ford Motor Company donated 1,047,201 of the Company's common shares to the Ford Motor Company Fund. On January 13, 1994, Ford Motor Company and the Ford Motor Company Fund announced their intention to dispose of their combined 24% ownership in the Company through a secondary public offering. Ford officials stated that the disposition of common shares would not impact the customer-supplier relationship between Ford and the Company. Significant related party transactions are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1993     1992     1991
                                                      -------- -------- --------
                                                            (000 OMITTED)
      Product sales.................................. $373,000 $311,000 $244,000
      Product purchases..............................  124,000   77,000   58,000

                             EXCEL INDUSTRIES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table sets forth in summary form the quarterly results of operations for the years ended December 31, 1993 and 1992.

                                                         1993
                                          ------------------------------------
                                           FIRST     SECOND   THIRD    FOURTH
                                          QUARTER   QUARTER  QUARTER  QUARTER
                                          --------  -------- -------- --------
                                             (000 OMITTED EXCEPT PER SHARE
                                                       AMOUNTS)
   Net sales............................  $127,340  $138,875 $114,888 $134,578
   Gross profit.........................    14,295    16,044   10,015   11,384
   Net income...........................     3,422     4,491    1,650    2,877
   Net income per share:
     Primary............................  $    .39  $    .43 $    .16 $    .27
     Fully diluted......................       .35       .38      .16      .26
                                                         1992
                                          ------------------------------------
                                           FIRST     SECOND   THIRD    FOURTH
                                          QUARTER   QUARTER  QUARTER  QUARTER
                                          --------  -------- -------- --------
   Net sales............................  $ 98,432  $113,038 $102,516 $112,887
   Gross profit.........................    10,258    12,603    9,635   11,119
   Income (loss) before changes in
    accounting..........................     1,295     2,445      657     (820)
   Cumulative effect of adoption of SFAS
    Nos. 106 and 109....................    (3,195)      --       --       --
   Net income (loss)....................    (1,900)    2,445      657     (820)
   Net income (loss) per share before
    changes in accounting:
     Primary............................  $    .20  $    .37 $    .08 $   (.10)
     Fully diluted......................       .20       .33      .08     (.10)
   Cumulative effect of changes in
    accounting:
     Primary............................      (.49)      --       --       --
     Fully diluted......................      (.49)      --       --       --
   Net income (loss):
     Primary............................      (.29)      .37      .08     (.10)
     Fully diluted......................      (.29)      .33      .08     (.10)

                            EXCEL INDUSTRIES, INC.

                                     LOGO

                                   2,557,128
                                 COMMON SHARES

                                  PROSPECTUS

                           DEAN WITTER REYNOLDS INC.

                             GOLDMAN, SACHS & CO.

                          J.P. MORGAN SECURITIES INC.

                                        , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the actual or estimated expenses in connection with the issuance and distribution of the Common Stock being registered. The Selling Shareholders will pay all of such expenses unless the Underwriters' over-allotment option is exercised, in which event the Selling Shareholders and the Company will pay such expenses pro rata based upon the number of shares sold by each of them.

      Registration Fee................................................ $ 18,420
      Printing of Registration Statement and Prospectus...............  110,000
      Accounting Fees and Expenses....................................   30,000
      Legal Fees......................................................   50,000
      American Stock Exchange Fees....................................    7,700
      NASD Filing Fee.................................................    5,842
      Blue Sky fees and expenses......................................   12,000
      Miscellaneous...................................................   16,038
                                                                       --------
          Total....................................................... $250,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  A. The Company is an Indiana corporation. Indiana Code Chapter 23-1-37 provides:

  Chapter 37. Indemnification of Directors, Officers, Employees, and Agents.

  Sec. 1. As used in this chapter, "corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

  Sec. 2. As used in this chapter, "director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

  Sec. 3. As used in this chapter, "expenses" include counsel fees.

  Sec. 4. As used in this chapter, "liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

  Sec. 5. As used in this chapter, "official capacity" means:

    (1) when used with respect to a director, the office of director in a corporation; and

    (2) when used with respect to an individual other than a director, as contemplated in section 13 of this chapter, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation.

  "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not.

  Sec. 6. As used in this Chapter, "party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

  Sec. 7. As used in this chapter, "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

  Sec. 8. (a) A corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

    (1) the individual's conduct was in good faith; and

    (2) the individual reasonably believed:

      (A) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

      (B) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

    (3) in the case of any criminal proceeding, the individual either:

      (A) had reasonable cause to believe the individual's conduct was lawful; or

      (B) had no reasonable cause to believe the individual's conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(B).

  (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

  Sec. 9. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

  Sec. 10. (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

    (1) the director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in section 8 of this chapter;

    (2) the director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct; and

    (3) a determination is made that the facts then known to those making the determination would not preclude indemnification under this chapter.

  (b) The undertaking required by subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

  (c) Determinations and authorizations of payments under this section shall be made in the manner specified in section 12 of this chapter.

  Sec. 11. Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

    (1) the director is entitled to mandatory indemnification under section 9 of this chapter, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; or

    (2) the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 8 of this chapter.

  Sec. 12. (a) A corporation may not indemnify a director under section 8 of this chapter unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 8 of this chapter.

  (b) The determination shall be made by any one (1) of the following procedures:

    (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding.

    (2) If a quorum cannot be obtained under subdivision (1), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two (2) or more directors not at the time parties to the proceeding.

    (3) by special legal counsel:

      (A) Selected by the board of directors or its committee in the manner prescribed in subdivision (1) or (2); or

      (B) If a quorum of the board of directors cannot be obtained under subdivision (1) and a committee cannot be designated under subdivision
    (2), selected by majority vote of the full board of directors (in which selection directors who are parties may participate).

    (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

  (c) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection
(b)(3) to select counsel.

  Sec. 13. Unless a corporation's articles of incorporation provide otherwise:

    (1) An officer of the corporation, whether or not a director, is entitled to mandatory indemnification under section 9 of this chapter, and is entitled to apply for court-ordered indemnification under section 11 of this chapter, in each case to the same extent as a director;

    (2) The corporation may indemnify and advance expenses under this chapter to an officer, employee, or agent of the corporation, whether or not a director, to the same extent as to a director; and

    (3) A corporation may also indemnify and advance expenses to an officer, employee, or agent, whether or not a director, to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

  Sec. 14. A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trust, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under section 8 or 9 of this chapter.

  The:

  (1) Corporation may purchase insurance under this section from; and

  (2) Insurance purchased under this section may be reinsured in whole or in part by;

an insurer that is owned or otherwise affiliated with the corporation, whether the insurer does or does not do business with other persons.

  Sec. 15. (a) The indemnification and advance for expenses provided for or authorized by this chapter does not exclude any other rights to indemnification and advance for expenses that a person may have under:

    (1) A corporation's articles of incorporation or bylaws;

    (2) A resolution of the board of directors or of the Shareholders;

    (3) Any other authorization, whenever adopted, after notice, by a majority vote of all the voting Common Shares then issued and outstanding.

  (b) If the articles of incorporation, bylaws, resolutions of the board of directors or of the Shareholders, or other duly adopted authorization of indemnification or advance for expenses limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles, bylaws, resolution of the board of directors or of the Shareholders, or other duly adopted authorization of indemnification or advance for expenses.

  (c) This chapter does not limit a corporation's power to pay or reimburse expenses incurred by a director, officer, employee, or agent in connection with the person's appearance as a witness in a proceeding at a time when the person has not been made a named defendant or respondent to the proceeding.

  B. Article XII, Section 6 of the Company's Articles of Incorporation provides:

  Section 6. Limitation of Liability and Indemnification of Officers and Directors. No officer or director of the Corporation shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director, officer or employee of the Corporation in good faith if such person:

    (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs; or

    (ii) took or omitted to take such action in reliance upon the advice of counsel for the Corporation or upon statements made or information furnished by officers or employees of the Corporation which he had reasonable grounds to believe, or upon a financial statement of the Corporation prepared by an officer or employee of the Corporation in charge of its accounts, or a public accountant or firm of public accountants; or

    (iii) in good faith considered the assets to be of their book value or followed what he believed to be sound accounting and business practice.

  The Corporation shall indemnify any person against whom there is instituted or threatened any claim, action, suit or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director, member of an executive committee or officer of the Corporation, or of any corporation which he served as such at the request of the Corporation, against any and all liability, reasonable expenses and costs of any nature (excluding only accounts paid in settlement and including without limitation any and all attorneys' fees, judgments, fines, penalties and court costs) actually incurred by him in connection with the defense of such claim, action, suit or proceeding, or in connection with any appeal therein, except in relation to matters as to which it shall be finally adjudged in such action, suit or proceeding that such person, his testator or intestate is liable for gross negligence or willful misconduct in the performance of his duties. The Corporation may also reimburse to any such person any amount paid in settlement of any such claim, action, suit or proceeding, if it shall be found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it is in the interests of the Corporation that such settlement be made and that such person, his testator or intestate was not guilty of gross negligence or willful misconduct.

  If several claims, issues or matters of action are involved, any such person may be entitled to indemnification as to some matters even though he is not so entitled as to others. The Corporation may advance expenses to, or where appropriate may at its expense undertake the defense of, any such person upon receipt of an undertaking by or on behalf of such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification under this Article.

  The provisions of this Section shall be in addition to and not in limitation of any other right of indemnification and reimbursement or limitations of liability to which any director, member of an executive committee or officer may be entitled as a matter of law. The provisions of this Section shall apply whether or not at the time of reimbursement the person reimbursed is then a director, member of an executive committee or officer of the Corporation. Notwithstanding any repeal of this Section or other amendment thereof, its provisions shall be binding upon the Corporation (subject only to the exceptions hereinabove set forth) as to all actions, suits or proceedings and expenses connected therewith, judgments and settlements thereof, as above provided, arising out of matters which occur during or are referable to the period prior to any such repeal or amendment of this Section.

  By vote of the Board of Directors, the Corporation may assent to the adoption of a by-law or charter provision, having substantially the provisions of this Section, by any subsidiary, whether or not wholly owned.

  C. The Company has obtained a directors' and officers' liability and corporation reimbursement policy which (subject to certain limits and deductibles) (i) insures officers and directors of the Company against loss arising from certain claims made against them by reason of their being such directors or officers, and (ii) insures the Company against loss which it may be required or permitted to pay as indemnification due its directors or officers for certain claims.

ITEM 16. EXHIBITS.

      EXHIBIT
      NUMBER                           DESCRIPTION
      -------                          -----------
      1        Form of Underwriting Agreement*
      4.1      A specimen of the certificate representing the common
               stock of the Company was filed as Exhibit 4.1 to the
               Company's Amendment No. 1 to the Registration Statement on
               Form S-1 filed on April 3, 1984 (Reg. No. 2-89521) and is
               incorporated herein by reference
      4.2      Article VI, Section 3-5, Article VII and Article XII, Sec-
               tion 1 of the Articles of Incorporation of the Company
               were filed as part of Exhibit 3.1 to the Registration
               Statement on Form S-1 filed on February 27, 1987 (Reg. No.
               33-12282) and are incorporated herein by reference
      4.3      The Code of By-Laws of the Company as amended effective
               April 29, 1992 was filed as Exhibit 4.3 to the Company's
               Registration Statement on Form S-2 (Reg. No. 33-47706)
               filed on May 6, 1992, and is incorporated herein by refer-
               ence
      5        Opinion and Consent of Sommer & Barnard, PC
     23.1      Consent of Sommer & Barnard, PC (included in Exhibit 5)
     23.2      Consent of Independent Accountants
     24        Power of Attorney

- --------
*to be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) For the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (3) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (4) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES
  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ELKHART, STATE OF INDIANA, ON THE 17TH DAY OF FEBRUARY, 1994.


                                          Excel Industries, Inc.
                                                    /s/ James J. Lohman

                                          By: _________________________________
                                                      James J. Lohman
                                                Chief Executive Officer and
                                                   Chairman of the Board

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES J. LOHMAN AND JOSEPH A. ROBINSON, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT WITH FULL POWER OF SUBSTITUTION FOR HIM IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS (INCLUDING PRE-EFFECTIVE AND POST EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTS UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY AS TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
       /s/ James J. Lohman
- ------------------------------------
          James J. Lohman            Chief Executive Officer and   February 17, 1994
                                      Chairman of the Board
                                      Principal Executive Officer
     /s/ Joseph A. Robinson
- ------------------------------------
         Joseph A. Robinson          Secretary, Treasurer, Chief   February 17, 1994
                                      Financial Officer and
                                      Director Principal
                                      Financial Officer and
                                      Principal Accounting
                                      Officer
 /s/ James O. Futterknecht, Jr.
- ------------------------------------
     James O. Futterknecht, Jr.      Director                      February 17, 1994
       /s/ Roger E. Maugh
- ------------------------------------
           Roger E. Maugh            Director                      February 17, 1994
        /s/ John G. Keane
- ------------------------------------
           John G. Keane             Director                      February 17, 1994
       /s/ James K. Sommer
- ------------------------------------
          James K. Sommer            Director                      February 17, 1994
    /s/ Ralph R. Whitney, Jr.
- ------------------------------------
       Ralph R. Whitney, Jr.         Director                      February 17, 1994
      /s/ Robert R. Reilly
- ------------------------------------
          Robert R. Reilly           Director                      February 17, 1994

                            INDEX TO EXHIBITS FILED
                          TO REGISTRATION STATEMENT ON
                       FORM S-3 OF EXCEL INDUSTRIES, INC.

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
  NUMBER                        DESCRIPTION                            PAGE
  -------                       -----------                        ------------
  1        Form of Underwriting Agreement*
  4.1      A specimen of the certificate representing the common
           stock of the Company was filed as Exhibit 4.1 to the
           Company's Amendment No. 1 to the Registration State-
           ment on Form S-1 filed on April 3, 1984 (Reg. No. 2-
           89521) and is incorporated herein by reference
  4.2      Article VI, Section 3-5, Article VII and Article XII,
           Section 1 of the Articles of Incorporation of the
           Company were filed as part of Exhibit 3.1 to the Reg-
           istration Statement on Form S-1 filed on February 27,
           1987 (Reg. No. 33-12282) and are incorporated herein
           by reference
  4.3      The Code of By-Laws of the Company as amended effec-
           tive April 29, 1992 was filed as Exhibit 4.3 to the
           Company's Registration Statement on Form S-2 (Reg.
           No. 33-47706) filed on May 6, 1992, and is incorpo-
           rated herein by reference
  5        Opinion and Consent of Sommer & Barnard, PC..........
 23.1      Consent of Sommer & Barnard, PC (included in Exhibit
           5)
 23.2      Consent of Independent Accountants...................
 24        Power of Attorney (included on signature page of this
           Registration Statement)

- --------
*to be filed by amendment

                    GRAPHIC MATERIAL CROSS-REFERENCE PAGE


    PHOTO OF MODULAR WINDOWS APPEARS ON PAGE 2A.

    PHOTO OF CONVENTIONAL WINDOWS APPEARS ON PAGE 2A.

    PHOTO OF WINDOW REGULATORS APPEARS ON PAGE 2A.

    PHOTO OF MASS TRANSIT WINDOWS APPEARS ON PAGE 2A.

    PHOTO OF RV WINDOWS APPEARS ON PAGE 2B.

    PHOTO OF VEHICLE DOOR SYSTEMS APPEARS ON PAGE 2B.

    PHOTO OF INJECTION MOLDED PARTS APPEARS ON PAGE 2B.

    COMPANY LOGO APPEARS ON PAGE 2A.